Exhibit 99.36

Form 51-102F4

Business Acquisition Report

Item 1	Identity of Company

1.1	Name and Address of Company

Akumin Inc. (including its affiliates and subsidiaries, the “Company”)

151 Bloor Street West, Suite 603

Toronto, ON M4S 1S4

1.2	Executive Officer

Riadh Zine, President and Chief Executive Officer—416-613-1391

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

The Company consummated the acquisition of all of the issued and outstanding equity of ADG Acquisition Holdings, Inc., TIC Acquisition Holdings, LLC and SFL Radiology Holdings, LLC (collectively, the “Targets”) contemporaneously pursuant to separate share purchase agreements dated April 15, 2019 (the “Acquisitions”). The businesses of the Targets consisted of outpatient diagnostic imaging centers operated in Florida and exclusive management of the non-clinical affairs of outpatient diagnostic imaging centers in Georgia. All of the Targets were under common management. Additional disclosure regarding the Targets and the Acquisitions can be found in the Company’s material change report dated June 7, 2019, a copy of which is available on the Company’s SEDAR profile at www.sedar.com.

2.2	Acquisition Date

May 31, 2019

2.3	Consideration

The total purchase price for the Targets was approximately US$214 million of which an aggregate of US$25 million was satisfied by the issuance of Akumin shares at a price of US$4.00 per share (based on the purchase agreements) with the balance paid in cash. Part of the purchase price for SFL Radiology Holdings, LLC, the exclusive manager of Elite Radiology of Georgia, LLC, is subject to an earnout based on annualized revenues earned in the first two quarters of 2020 less certain costs and expenses. The cash portion of the purchase price was partly financed through new credit facilities for an aggregate principal amount of US$382 million which financing closed contemporaneously with the Acquisitions.

2.4	Effect on Financial Position

Contemporaneously with the closing of the Acquisitions, the Company increased its available credit facilities from an aggregate principal amount of US$130 million to US$382 million, a portion of which was used to finance the cash portion of the purchase price payable in connection with the Acquisitions. The Company does not have any current plans or proposals for material changes in the Company’s business affairs or the affairs of the businesses of the Targets that it acquired which would have significant effects on the results of operations and financial position of the Company other than what has been discussed above.

2.5	Prior Valuations

To the knowledge of the Company, there has been no valuation opinion obtained within the last 12 months by the Targets or the Company required by securities legislation or a Canadian exchange or market to support the consideration paid by the Company in connection with the Acquisitions.

2.6	Parties to Transaction

The Acquisitions were not with any informed person, associate or affiliate of the Company.

2.7	Date of Report

August 22, 2019

Item 3	Financial Statements and Other Information

The following financial statements, which are appended hereto as Exhibits A through H of this report, respectively, are hereby incorporated by reference and form part of this report:

•	Exhibit A – Audited consolidated financial statements of ADG Acquisition Holdings, Inc. for the year ended December 31, 2018;

•	Exhibit B – Audited consolidated financial statements of TIC Acquisition Holdings, LLC for the year ended December 31, 2018;

•	Exhibit C – Audited consolidated financial statements of SFL Radiology Holdings, LLC and Elite Radiology of Georgia, LLC for the year ended December 31, 2018;

•	Exhibit D – Unaudited consolidated financial statements of ADG Acquisition Holdings, Inc. for the three-month period ended March 31, 2019;

•	Exhibit E – Unaudited consolidated financial statements of TIC Acquisition Holdings, LLC for the three-month period ended March 31, 2019;

•	Exhibit F – Unaudited consolidated financial statements of SFL Radiology Holdings, LLC and Elite Radiology of Georgia, LLC for the three-month period ended March 31, 2019; and

•

Exhibit G – Unaudited consolidated income statement of the Company that gives effect to the acquisition of the Targets as if they had taken place at January 1, 2018 for the year ended December 31, 2018 and for the three-month period ended March 31, 2019, including pro forma earnings per share based on such income statements.

Cautionary Statement Regarding Forward-Looking Statements

Certain information included in this Business Acquisition Report, including the unaudited pro forma consolidated financial statements of the Company attached as Exhibit G, and statements that express management’s expectations or estimates of future performance including the effect of the acquisition of the Targets on the Company’s results of operations or financial position, may constitute “forward-looking statements” within the meaning of applicable Canadian securities legislation. These statements relate to analysis and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions by management. Readers are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking statements contained in this Business Acquisition Report. The various factors that could cause results to vary materially from those indicated in the forward-looking statements include a failure to realize anticipated synergies and the ability of the Company to integrate the businesses of the Targets into its operations. No assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do so, what benefits the Company will derive there from.

Exhibit A

Audited consolidated financial statements of ADG Acquisition Holdings, Inc.

for the year ended December 31, 2018

See attached.

ADG ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 AND 2017

ADG ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES

YEARS ENDED DECEMBER 31, 2018 AND 2017

TABLE OF CONTENTS

PAGE NO.
INDEPENDENT AUDITORS’ REPORT	1 - 2

CONSOLIDATED BALANCE SHEETS December 31, 2018 and 2017	3

CONSOLIDATED STATEMENTS OF INCOME Years ended December 31, 2018 and 2017	5

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT Years ended December 31, 2018 and 2017	6

CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended December 31, 2018 and 2017	7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	8 - 20

SUPPLEMENTARY FINANCIAL INFORMATION

CONSOLIDATED SCHEDULES OF COST OF SERVICES, SELLING EXPENSES AND GENERAL AND ADMINISTRATIVE EXPENSES	21

INDEPENDENT AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS

OF ADG ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of ADG Acquisition Holdings, Inc. and Subsidiaries which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of income, changes in shareholders’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Tampa | 201 East Kennedy Boulevard, Suite 1500, Tampa, Florida 33602 | ph 813 288 8826 | fx 813 288 8836

Skoda Minotti | Certified Public Accountants | www.skodaminotti.com

AKRON | CLEVELAND | TAMPA

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ADG Acquisition Holdings, Inc. and Subsidiaries as of December 31, 2018 and 2017, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The consolidated schedules of cost of services, selling expenses and general and administrative expenses are presented for purposes of additional analysis and are not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the consolidated financial statements. The supplementary information has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

SKODA MINOTTI & CO.

Tampa, Florida

May 15, 2019

ADG ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2018 AND 2017

ASSETS

	2018	2017
CURRENT ASSETS
Cash	$1,909,812	$866,458
Current portion of accounts receivable	13,128,038	11,429,145
Other current assets	401,703	475,306

	15,439,553	12,770,909

NONCURRENT ASSETS
Accounts receivable—net	2,082,010	2,157,286
Premises and equipment—net	5,882,007	3,881,349
Goodwill	15,791,961	15,791,961
Lease right—net	5,280,000	5,760,000
Other assets	86,647	108,767

	29,122,625	27,699,363

	$44,562,178	$40,470,272

LIABILITIES AND SHAREHOLDERS’ DEFICIT

	2018	2017
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$3,848,563	$2,266,924
Current portion of long-term debt	3,300,000	2,376,634
Current portion of contingent consideration	1,411,379	1,500,000

	8,559,942	6,143,558

DEFERRED TAX LIABILITY	41,856	412,552
LINE OF CREDIT	2,080,829	—
LONG-TERM DEBT—NET	87,382,132	88,323,650
LIABILITY FOR PUTTABLE WARRANT	6,070,000	5,800,000
LIABILITY FOR CONTINGENT CONSIDERATION	1,624,203	2,585,923

	97,199,020	97,122,125

	105,758,962	103,265,683

SHAREHOLDERS’ DEFICIT
Common stock, par value $.01; 2,000,000 shares authorized; 1,000,000 issued and outstanding	10,000	10,000
Additional paid-in capital	1,694,944	1,225,157
Accumulated deficit	(7,565,480)	(6,304,037)
UNEARNED ESOP SHARES	(55,336,248)	(57,726,531)

	(61,196,784)	(62,795,411)

	$44,562,178	$40,470,272

The accompanying notes are an integral part of these consolidated financial statements.

ADG ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
NET PATIENT SERVICE REVENUES	$36,966,679	$33,413,622
COST OF SERVICES	8,082,302	7,422,434
SELLING EXPENSES	3,551,801	3,063,611
GENERAL AND ADMINISTRATIVE	13,112,143	11,105,464

OPERATING INCOME	12,220,433	11,822,113

OTHER INCOME (EXPENSES)
Other income	176,462	—
Interest expense	(10,136,129)	(10,347,687)
Puttable warrant expense	(270,000)	(600,000)
Change in fair value of contingent consideration	(574,659)	(308,265)
Acquisition cost	—	(213,168)
ESOP transaction fees and costs	(106,277)	(161,912)

	(10,910,603)	(11,631,032)

INCOME BEFORE INCOME TAXES	1,309,830	191,081
PROVISION FOR INCOME TAXES	(605,278)	(51,617)

NET INCOME	$704,552	$139,464

The accompanying notes are an integral part of these consolidated financial statements.

ADG ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

YEARS ENDED DECEMBER 31, 2018 AND 2017

	Common Stock		Additional paid-in	Accumulated	Unearned	Total shareholders’
	Shares	Amount	capital	deficit	ESOP shares	deficit
Balance, January 1, 2017	1,000,000	$10,000	$985,084	$(5,166,737)	$(59,260,777)	$(63,432,430)
Unearned ESOP shares	—	—	—	—	1,534,246	1,534,246
ESOP share release	—	—	—	(1,276,764)	—	(1,276,764)
Tax effect of ESOP deductions in excess of book expense	—	—	240,073	—	—	240,073
Net income	—	—	—	139,464	—	139,464

Balance, December 31, 2017	1,000,000	10,000	1,225,157	(6,304,037)	(57,726,531)	(62,795,411)
Unearned ESOP shares	—	—	—	—	2,390,283	2,390,283
ESOP share release	—	—	—	(1,965,995)	—	(1,965,995)
Tax effect of ESOP deductions in excess of book expense	—	—	469,787	—	—	469,787
Net income	—	—	—	704,552	—	704,552

Balance, December 31, 2018	1,000,000	$10,000	$1,694,944	$(7,565,480)	$(55,336,248)	$(61,196,784)

The accompanying notes are an integral part of these consolidated financial statements.

ADG ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$704,552	$139,464
Adjustments to reconcile net income to net cash provided by operating activities:
Add back (deduct) items not affecting cash:
Puttable warrant expense	270,000	600,000
Fair value of contingent consideration	574,659	308,265
Depreciation and amortization	2,061,175	1,945,944
Bad debt expense	500,000	—
Paid-in-kind additions to interest expense	1,007,588	974,214
Amortization of debt issuance costs	786,228	222,478
Amortization of loan discount for puttable warrant	21,343	73,329
Released ESOP shares compensation expense	894,075	497,555
Deferred taxes	(370,696)	(202,748)
Cash provided by changes in the following items:
Increase in accounts receivable	(2,123,617)	(2,499,974)
Decrease in other current assets	73,603	148,720
(Increase) decrease in other assets	22,120	(54,886)
Increase (decrease) in accounts payable and accrued liabilities	1,581,639	(375,826)

Net cash provided by operating activities	6,002,669	1,776,535

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of premises and equipment	(3,581,833)	(442,359)
Cash acquired in acquisition of business (see Note 2)	—	415,000

Net cash used in investing activities	(3,581,833)	(27,359)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in debt issue costs	(419,745)	(140,000)
Payments on long-term debt	(2,498,805)	(5,146,934)
Proceeds from long-term debt	1,085,239	3,000,000
Proceeds from line of credit	2,080,829	—
Payments on contingent liability	(1,625,000)	—

Net cash used in financing activities	(1,377,482)	(2,286,934)

NET INCREASE (DECREASE) IN CASH	1,043,354	(537,758)
CASH, BEGINNING OF YEAR	866,458	1,404,216

CASH, END OF YEAR	$1,909,812	$866,458

The accompanying notes are an integral part of these consolidated financial statements.

ADG ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

ADG Acquisition Holdings, Inc. (the “Company”) is a C-Corporation organized in the state of Florida on December 7, 2015. The Company was organized in connection with the conversion of all outstanding ownership interests of ADG Acquisition Holdings, LLC and Subsidiaries (“ADH”) to 100% of the newly issued and outstanding shares of the Company on December 11, 2015. Concurrently, all ownership of the Company was transferred to a newly formed employee stock ownership plan (see Note 9) through a series of stock redemption and sales transactions. The Company owns and operates fourteen imaging centers throughout Florida. Imaging services provided by the Company consist of Magnetic Resonance Imaging (“MRI”), Radiography (“X-Ray”), Computerized Tomography (“CT”), and Ultrasound.

Acquisition Method for Business Combinations

In accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, of the Financial Accounting Standard Board (“FASB”), assets acquired and liabilities assumed are recorded at fair value at the date of acquisition. Under the acquisition method, the difference between the consideration transferred and the fair value of the net assets acquired is recorded either as goodwill or a bargain purchase gain. Acquisition related costs including professional fees are expensed as incurred.

The Company determined the fair value of assets and liabilities acquired through application of FASB ASC 820-10, Fair Value Measurements. Fair value measurements were based on management judgments and management estimates (level 3 inputs under FASB ASC 820-10).

Basis of Accounting

The Company uses the accrual method of accounting. Under this method, revenues are recognized in the period earned and expenses are recognized when incurred.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

ADG ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill

In accordance with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 350, Goodwill and Other Intangible Assets, goodwill is tested for impairment on an annual basis, and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. The Company has not recorded any impairment losses related to goodwill for the years ended December 31, 2018 and 2017.

Risks and Uncertainties

The Company is highly dependent on referrals from physicians who have no contractual obligation or economic incentive to refer patients to the Company’s facilities. The Company is also subject to various state and federal laws and regulations which prohibit physicians from referring patients to entities with which they have a financial relationship (an ownership interest or compensation arrangement) and prohibit the provision of certain medical services by non-physicians and/or the splitting of fees between physicians and non-physicians. The Company believes its operations are conducted in material compliance with existing applicable laws.

Approximately 55% of the Company’s scan volume is derived from patient charges billed under the Personal Injury Protection statute of Florida law (Florida statute 627.736 – the “PIP” statute). This statute has been subjected to legislative scrutiny in recent years and may come under review again in future legislative sessions. Any significant change to the PIP statute could impact future revenues of the Company for its diagnostic imaging services.

Cash

The Company maintains cash balances at two financial institutions that are insured under the Federal Deposit Insurance Corporation’s (“FDIC”) Transaction Account Guarantee Program. From time to time, cash balances in these accounts may exceed federally insured limits. The Company has not experienced any losses on its deposits with financial institutions.

Accounts Receivable and Net Patient Service Revenues

Accounts receivable and related revenues are recognized on the date diagnostic imaging services are performed based on amounts the Company believes are reasonably assured of being collected. Amounts are recorded at established billing rates and reduced by estimated allowances for contractual adjustments and uncollectible amounts. Contractual adjustments result from differences between the rates charged for services performed and reimbursement rates paid by insurance companies, government-sponsored healthcare programs and other third-party payors.

Allowances for contractual adjustments and uncollectible amounts are based on estimated collection rates, changes in payor mix, specific payor collection issues, changes in contract pricing and the aging of accounts receivables. The Company continuously monitors those factors affecting the collectability of accounts receivables and adjusts estimated allowances as final settlements are determined and as estimates of future collections change. Depending on the changes made in the allowances, net revenues would increase or decrease.

ADG ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

Accounts receivables included in the consolidated balance sheets consist primarily of amounts from insurance carriers billed under the PIP statute and amounts billed through Letters of Protection (promises to pay) with attorneys, all in connection with the PIP statute. Collections from insurance carriers are based on fee schedules prescribed in the PIP statute. Collections from attorneys can take up to four to seven years or more depending on when and if the patient’s case is settled.

Premises and Equipment

All premises and equipment, including leasehold improvements are recorded at cost.

Maintenance and repairs, which do not improve efficiency or extend useful lives, are charged to operations as incurred. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the related assets or the remaining lease term which range from two to ten years. Amortization of assets under capital leases is included in depreciation and amortization.

Medical equipment	5 –7 years
Office equipment	2 – 7 years
Computer equipment	3 – 7 years
Furniture and fixtures	5 years
Leasehold improvements	10 years

Leasehold improvements are amortized over the lesser of the useful life of the asset or the remaining life of the lease.

Impairment of Long-lived Assets

In accordance with ASC 360-10, Property, Plant, and Equipment, the Company evaluates its long-lived assets for financial impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. The Company evaluates the recoverability of long-lived assets by measuring the carrying amounts of the assets against their estimated undiscounted future cash flows. If such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair value. The Company did not record an impairment loss related to long-lived assets for the years ended December 31, 2018 and 2017.

ADG ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Debt Issue Costs

Debt issue costs related to term debt are amortized using the straight-line method, which approximates the interest method, over the term of the respective loans and are presented as a reduction of long-term debt on the accompanying consolidated balance sheets in accordance with ASC 835-30-45, Imputation of Interest. The gross carrying amount as of December 31, 2018 and 2017 was $419,745 and $1,159,056, respectively, with accumulated amortization of $69,958 and $442,786, respectively. Amortization expense for the years ended December 31, 2018 and 2017 was $786,228 and $222,478, respectively. Amortization expense in 2018 includes the write off of debt issue costs on refinanced debt of $716,270.

Puttable Warrants

The Company issued 727,273 warrants to the Company’s Chief Executive Officer and former majority owner (the “Holder”) of ADH in connection with the formation of an employee stock ownership plan in December, 2015 (see Note 9). The warrant agreement contains a put right requiring the Company to redeem all or a portion of the warrants at a price as set forth therein in the event of a change of control or any time following the one year anniversary of the final payment on the subordinated note due the Holder. Puttable warrants create a conditional obligation of the Company and as such, are recorded as a liability in the accompanying consolidated balance sheet in accordance with ASC 480-10-55-30, Distinguishing Liabilities from Equity. The Company calculated the initial fair value of the warrants as of December 31, 2018 and 2017 using the Black-Scholes option pricing model. All future changes in the fair value of the warrants will be recorded in the consolidated statement of operations in accordance with ASC 470-20-25, Debt. The fair value of the warrants at December 31, 2018 and 2017 was $6,070,000 and $5,800,000, respectively.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes resulting primarily from the tax effects of temporary differences between financial and income tax reporting. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the fiscal period that includes the enactment date.

ADG ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The Company considers all positive and negative evidence available in determining the potential realization of deferred tax assets, including the scheduled reversal of temporary differences, recent cumulative losses, recent and projected future taxable income and prudent and feasible tax planning strategies. In making this determination, the Company places greater emphasis on recent cumulative losses and recent tax planning strategies due to the inherent lack of subjectivity associated with these factors. In addition, the Company is subject to periodic examination of its income tax returns resulting from these examinations to determine the adequacy of its provision for income taxes. To the extent the Company were to prevail in matters for which accruals have been established or to be required to pay amounts in excess of such accruals, the Company’s effective tax rate in a given financial statement period could be materially affected.

The Company is subject to routine income tax audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to the year ended December 31, 2014.

Subsequent Events

The Company evaluated subsequent events through the Independent Auditors’ Report date. On April 15, 2019, the Company (along with other related party entities of the Company) entered into an agreement with a Canadian-based company to sell all outstanding equity interests for approximately $214,000,000. There were no other additional material subsequent events that required recognition or additional disclosure in these consolidated financial statements.

New Accounting Pronouncements

On May 28, 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers at an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This standard also includes expanded disclosure requirements that result in an entity providing users of financial statements with comprehensive information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. This standard will be effective for the calendar year ending December 31, 2019. The Company is currently in the process of evaluating the impact of adoption of this ASU on the consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, Leases. The ASU requires all leases with lease terms more than 12 months to be capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either finance leases or operating leases. This distinction will be relevant for the pattern of expense recognition in the income statement. This ASU will be effective for the Company for the year ending December 31, 2020. The Company is currently in the process of evaluating the impact of adoption of this ASU on the consolidated financial statements.

ADG ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	BUSINESS COMBINATIONS

In May 2017, the Company acquired an imaging center in Jacksonville, Florida through an Asset Purchase Agreement with an entity owned by members or executives of the Company. In connection with the purchase, the Company acquired certain assets and assumed certain liabilities of the selling entity in exchange for cash consideration paid by a lender of $7,000,000 plus contingent consideration (“earn-out”) of $125,000 per month beginning January 2018, payable over a period of seven years, at an amount not to exceed $5,000,000. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed and the calculation of goodwill reported in the accompanying consolidated balance sheets.

Consideration transferred:
Cash	$7,000,000
Contingent consideration (see below)	3,777,658
Accrued liabilities assumed	408,510

11,186,168

Less assets acquired:
Cash	(415,000)
Prepaid expenses	(12,196)
Premises and equipment	(1,139,540)

(1,566,736)

Goodwill	$9,619,432

The monthly earn-out payment noted above is contingent upon the acquired business exceeding EBITDA of $1,800,000, as determined each month end over a trailing twelve month period. In accordance with ASC 805-10, Business Combinations, contingent consideration is part of the total consideration transferred and is recorded at acquisition date at the estimated fair value of future payouts. The Company estimates that earn-out payments will be paid in full as scheduled over the remaining payout period and as such, recorded a liability at acquisition date of $3,777,658 for the estimated fair value of the payout obligation. Fair value was estimated based on the present value of the remaining monthly earn-out payments (28 months as of December 31, 2018 and 40 months as of December 31, 2017), using an interest rate of 13.5%. Future changes in the estimate of the payout obligation are recorded as a gain or charge to current period earnings. The fair value of the payout obligation was $3,035,582 and $4,085,923 at December 31, 2018 and 2017, respectively as a result payments on the contingent consideration and interest component of the fair value computation.

3.	INTANGIBLE ASSET – LEASE RIGHT

During 2015, the Company acquired the lease rights to open a new imaging center in Palm Beach, Florida in exchange for seller short term financing of $7,200,000. Under the Asset Purchase Agreement, no other assets were acquired or liabilities were assumed and as such, the entire purchase price is recorded in the accompanying consolidated balance sheets as an intangible asset. The intangible asset is being amortized over 15 years representing the term of the lease plus renewal periods reasonably expected to be executed. Annual amortization expense for future years as well as 2018 and 2017 is $480,000.

ADG ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	ACCOUNTS RECEIVABLE – NET

Accounts receivable are recorded at established billing rates less allowances for contractual adjustments and uncollectible amounts. Accounts receivable are recorded on the date the diagnostic procedure is performed. At December 31, 2018 and 2017, the Company provided an allowance of doubtful accounts totaling $1,200,000 and $700,000, respectively, which is presented as a direct reduction of non-current accounts receivable on the accompanying consolidated balance sheets.

At December 31, 2018 and 2017, accounts receivable (including the noncurrent portion) were $16,410,048 and $14,286,431, respectively. Gross receivables as reported on the Company’s billing system at December 31, 2018 and 2017 were approximately $57,000,000 and $44,000,000, respectively. Collections on certain receivables generally exceed one year and as a result, management has classified 20% of receivables as long term.

5.	PREMISES AND EQUIPMENT – NET

Premises and equipment consisted of the following at December 31, 2018 and 2017:

	2018	2017
Medical equipment	$7,577,900	$5,295,260
Office equipment	512,461	491,364
Computer equipment	606,154	558,802
Furniture and fixtures	300,418	215,341
Leasehold improvements	4,506,131	3,360,464

	13,503,064	9,921,231
Less: Accumulated depreciation and amortization	(7,621,057)	(6,039,882)

	$5,882,007	$3,881,349

Depreciation and amortization expense of premises and equipment for the years ended December 31, 2018 and 2017 was $1,581,175 and $1,399,009, respectively.

6.	LINE OF CREDIT

The Company maintains a five-year line of credit with a financial institution up to $5,000,000. Interest is payable monthly at a rate equal to the one month LIBOR plus 3.5% (6.85% at December 31, 2018) and any unpaid principal and interest is due at maturity (March 2023). The line of credit is secured by all assets of the Company and a pledge of all unallocated ESOP shares (see Note 9). At December 31, 2018 the outstanding balance on the line of credit was $2,080,829.

ADG ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	LONG-TERM DEBT

Long-term debt of the Company as of December 31, 2018 and 2017 is as follows:

	2018	2017
Note payable to senior lender to refinance the previous senior secured term loan, bearing interest equal to the one month LIBOR plus 3.5% (6.85% at December 31, 2018), principal and interest paid monthly; 7.5% of original principal balance paid in years one and two; 10% of original principal balance paid in year three; and 12.5% in both years four and five; with one final balloon payment and any unpaid fees and interest due at maturity (March 2023). Unamortized debt issuance costs of $349,787 at December 31, 2018.	$41,175,213	$—
Series of subordinated notes as part of the Stock Redemption and Securities Issuance Agreement, bearing interest at 12%, 10% of which is payable in quarterly cash installments, the other 2% is classified as paid-in-kind (PIK) interest. PIK interest is added to the principal balance of the notes, through maturity, which is November 2025; remaining principal due at maturity.	37,169,087	36,431,327
Note payable to previous senior lender to finance the ESOP loan and pledge agreement (see Note 9) and refinance existing debt. Refinanced in 2018.	—	35,119,833
Subordinated note payable to private lender, bearing interest at 12%, 10% of which is payable in quarterly cash installments, the other 2% is classified as paid-in-kind (PIK) interest. PIK interest is added to the principal balance of the notes, through maturity, which is June 2021; remaining principal due at maturity.	13,628,556	13,359,358
Note payable to previous senior lender to finance the Asset Purchase Agreement for an imaging center in Jacksonville, FL (see Note 2). Refinanced in 2018.	—	6,703,667
Note payable to previous senior lender to finance purchase of equipment. Refinanced in 2018.	—	398,166

	91,972,856	92,012,351
Less: Current portion	(3,300,000)	(2,376,634)

Principal due	88,672,856	89,635,717
Less: Discount for puttable warrant	(1,290,724)	(1,312,067)

	$87,382,132	$88,323,650

ADG ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	LONG-TERM DEBT (continued)

Aggregate maturities of long-term debt are as follows:

YEAR ENDING DECEMBER 31:
2019	$3,300,000
2020	4,125,000
2021	18,853,555
2022	5,500,000
2023	23,375,000
Thereafter	37,169,088

92,322,643
Unamortized debt issuance costs	(349,787)

$91,972,856

The notes payable contain certain covenants and restrictions. At December 31, 2018 and 2017, the Company was in compliance with all such covenants.

Interest expense related to long-term debt for the years ended December 31, 2018 and 2017 was approximately $10,136,000 and $10,348,000, respectively.

8.	INCOME TAXES

The components of the provision for income taxes for the years ended December 31, 2018 and 2017 are as follows:

	2018	2017
Current	$975,974	$254,365
Deferred	(370,696)	(202,748)

Total provision	$605,278	$51,617

The Company’s effective tax rate differs from what would be expected if the Federal statutory rate of 21% for 2018 (newly enacted tax rate effective for 2018) or 34% for 2017 was applied to income before taxes. For 2018, the higher effective tax rate resulted primarily from the effect of state income taxes and the inclusion in these financial statements of nondeductible expenses related to meals and entertainment and for expense recognized for the increase in the liability for puttable warrants. For 2017, the effective tax rate increased for these same items but was overall lower than the Federal statutory rate as a result of adjustments recognized in the Company’s net deferred taxes liabilities for changes in tax laws and corporate tax rates. Reductions to the Company’s net deferred tax liability as of December 31, 2017 resulting from changes in corporate tax rates were approximately $201,000.

ADG ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAXES (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s deferred tax liabilities and assets as of December 31, 2018 and 2017 are as follows:

	2018	2017
Deferred tax liabilities:
Tax depreciation in excess of book	$1,154,642	$548,334
Tax amortization of goodwill in excess of book	532,479	328,091
Other	23,640	40,858

	1,710,761	917,283

Deferred tax assets:
NOL carryforward	—	170,797
Nondeductible interest expense	1,128,497	—
Nondeductible expense for contingent consideration	223,777	78,130
Nondeductible bad debt expense	316,631	202,204
Other	—	53,600

	1,668,905	504,731

Net deferred tax liability	$41,856	$412,552

The Company receives favorable tax treatment for contributions made to the employee stock ownership plan (see discussion at Note 9). Contributions made prior to September 15th of the following year are deductible in the tax return of the preceding year. For the plan year ended December 31, 2018, the Company made contributions to the plan on April 9, 2019 and on December 31, 2018 of approximately $1,333,000 and 2,485,000, respectively. For the plan year ended December 31, 2017, the Company made contributions to the plan on December 20, 2017 of approximately $2,465,000. In accordance with ASC 718-740-45-5, Compensation – Stock Compensation, the tax effect of deductible amounts in excess of expense recorded in the consolidated financial statements (related to the plan contribution) is recognized as a credit to shareholders’ equity. The Company recorded credits to shareholders’ equity for deductible plan expenses in excess of related book expenses for the years ended December 31, 2018 and 2017 of approximately $470,000 and $240,000, respectively.

The Company performs an evaluation of the realizability of its deferred tax assets on an annual basis. The Company considers all positive and negative evidence available in determining the potential of realizing deferred tax assets, including the scheduled reversal of temporary differences, recent and projected future taxable income and prudent and feasible tax planning strategies. The Company did not record a valuation allowance as of December 31, 2018 and 2017 against its deferred income tax assets as they are more likely than not to be realized in future periods.

The Company intends to request a private letter ruling from the Internal Revenue Service (“IRS”) granting relief for the omission of a certain technical filing form required by Federal tax regulations in order to file returns on a consolidated basis. The Company has filed consolidated returns since its conversion to a C-Corporation on December 11, 2015. Since the statute closes on the 2015 short period return in September 2019, the Company will likely seek the ruling for 2016 and amend/file on a

ADG ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAXES (continued)

subsidiary level basis for the period December 12, 2015 to December 31, 2015. The Company is unable, at this time, to estimate any possible tax liability for periods after 2015 if the IRS were ultimately to rule against the availability of filing consolidated returns. The Company does not expect any significant tax liability to be generated as a result of filing returns for the 20 day period in 2015 on a subsidiary level basis.

9.	EMPLOYEE STOCK OWNERSHIP PLAN

In December 2015, the Company formed an employee stock ownership plan (the “ESOP”). Prior to forming the ESOP, the former members of ADH converted their membership interests into 1,000,000 shares of a newly formed C-Corporation, ADG Acquisition Holdings, Inc. (referred to throughout these Notes to Consolidated Financial Statements as the “Company”). In connection with the ESOP transaction, the Company redeemed 561,500 of the 1,000,000 outstanding shares for $34,797,201.

Concurrently, the ESOP acquired from the Company the redeemed shares plus the remaining 438,500 outstanding shares held by the majority owner for a total purchase price of $61,971,863. The purchase price was funded by an internal loan between the Company and the ESOP for the same amount. In accordance with ASC 718-40, Employee Stock Ownership Plans, the loan between the Company and the ESOP and the related interest income (to the Company) and interest expense (to the ESOP) are not reported in the accompanying consolidated financial statements. The cost of those shares (pledged as collateral for the internal loan) are reported as Unearned ESOP Shares in the accompanying consolidated balance sheets.

Under ASC 718-40, the annual contribution to the ESOP by the Company (equal to the ESOP’s debt service on the internal loan as discussed above) is also not reflected in the accompanying consolidated financial statements. Contributions are deductible in the Company’s consolidated tax return if funded prior to September 15th of the following year. As the internal loan is repaid, shares are released from collateral and allocated to active employees based on the provisions of the plan document.

Compensation expense is recorded in the accompanying consolidated statements of operations for the post ESOP period based on the shares released and the fair value of the those shares as estimated by the Company. Shares released to the ESOP for 2018 and 2017 were 38,571.62 and 24,757.89, respectively. The Company recorded compensation expense for those shares of $424,288 and $257,482 for the years ended December 31, 2018 and 2017, respectively, based on the estimated fair value per share of $11.00 and $10.40, respectively. The cost of those shares to the ESOP of $61.97 per share is recorded as a reduction to Unearned ESOP Shares with the difference between fair value and cost per share recorded as an increase of decrease to accumulated deficit.

The ESOP covers all employees who have reached 21 years old and who have been an employee of the Company for at least one year.

As the Company is not traded on an established securities market, the ESOP includes a put option, if the owners of distributed shares desire to sell their shares, the Company is required to purchase the shares at fair value as defined by the ESOP for a specified time period after distribution of the shares from the ESOP.

ADG ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	MANAGEMENT INCENTIVE PLAN

The Company adopted a Management Incentive Plan effective January 1, 2016 making available for issuance stock appreciation rights (“SARs”) for issuance to key employees. Under the terms of the plan, the Company can issue up to a maximum of 45,454 “Retention” SARs and 45,455 “Performance” SARs. Retention SARs are time vested and Performance SARs vest based on the Company attaining certain performance measures. No SARs were granted as of December 31, 2018 and 2017.

11.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2018 and 2017, the Company paid management fees to certain entities owned by members or executives of the Company in the amount of $150,000 which are included under general and administrative expenses in the accompanying consolidated statements of income.

During the year ended December 31, 2018, the Company received management fees from an entity owned by members or executives of the Company of approximately $176,600, which are reported as other income in the accompanying consolidated statements of income.

As described in Note 2, the Company acquired an imaging center from an entity owned by members or executives of the Company.

12.	COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has non-cancelable operating leases for use of their facilities and for various equipment. The facility leases primarily have renewal clauses of three to five years exercisable at the option of the Company. Minimum future rental payments, under non-cancelable operating leases, are as follows:

YEAR ENDING DECEMBER 31:
2019	$1,140,727
2020	941,294
2021	769,313
2022	717,196
2023	718,308
Thereafter	1,418,105

$5,704,943

For 2018, total expense for all operating leases for the period was approximately $1,232,200, and included rent on facilities of $1,087,500 and rent on equipment of $144,700. For 2017, total expense for all operating leases for the period was approximately $919,000 and included rent on facilities of $859,300 and rent on equipment of $59,700.

ADG ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	COMMITMENTS AND CONTINGENCIES (continued)

Profit Sharing Plan

The Company has a profit sharing plan covering substantially all of its employees. Participating employees may elect to contribute, on a tax deferred basis, a portion of their compensation in accordance with Section 401(k) of the Internal Revenue Code. There is no employer match of the employee contributions under the provisions of the plan. The plan does provide for a discretionary profit sharing contribution but there were no contributions for the years ended December 31, 2018 and 2017.

13.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for interest and income taxes during 2018 and 2017 was as follows:

	2018	2017
INTEREST	$8,738,435	$9,059,827
INCOME TAXES	$242,886	$—

NON-CASH INVESTING AND FINANCING ACTIVITIES:

During the year ended December 31, 2018, the Company refinanced $42,914,761 of its existing senior term loan.

During the year ended December 31, 2017, in connection with the purchase described in Note 2, the Company financed the acquisition with a note payable to a senior lender in the amount of $7,000,000 and contingent consideration in the form of an earn-out agreement in the amount of $3,777,658.

SUPPLEMENTARY FINANCIAL INFORMATION

ADG ACQUISITION HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED SCHEDULES OF COST OF SERVICES, SELLING EXPENSES

AND GENERAL AND ADMINISTRATIVE EXPENSES

YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
COST OF SERVICES
Radiologist services	$3,721,200	$3,423,063
Payroll expenses	2,706,180	2,411,031
Service contracts	1,176,005	1,071,109
Film and medical supplies	375,676	397,926
Other	103,241	119,305

	$8,082,302	$7,422,434

SELLING EXPENSES
Payroll expenses, including commissions	$1,628,716	$1,539,534
Marketing and advertising expenses	1,524,881	1,147,950
Printing expenses	167,474	123,947
Other	230,730	252,180

	$3,551,801	$3,063,611

GENERAL AND ADMINISTRATIVE EXPENSES
Payroll expenses	$6,566,029	$5,689,657
Depreciation and amortization	2,061,175	1,945,944
Other	2,069,068	1,861,437
Rent	1,087,472	828,453
Bad debt expense	500,000	—
Utilities	678,399	629,973
Management fees	150,000	150,000

	$13,112,143	$11,105,464

See the Independent Auditor’s Report.

Exhibit B

Audited consolidated financial statements of TIC Acquisition Holdings, LLC for the year ended December 31, 2018

See attached.

TIC Acquisition Holdings, LLC
Consolidated Financial Statements

Year Ended December 31, 2018

The report accompanying these financial statements was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

BDO

TIC Acquisition Holdings, LLC

Consolidated Financial Statements

Year Ended December 31, 2018

TIC Acquisition Holdings, LLC

Contents

Independent Auditor’s Report	3 - 4

Consolidated Financial Statements:

Consolidated Balance Sheet	5

Consolidated Statement of Operations	6

Consolidated Statement of Members’ Equity	7

Consolidated Statement of Cash Flows	8

Notes to Consolidated Financial Statements	9 - 20

2

Tel 561-688-1600	1601 Forum Place, 9th Floor
Fax 561-688-1848	Centurion Plaza
www.bdo.com	West Palm Beach FI. 33401-2122

Independent Auditor’s Report

Board of Managers

TIC Acquisition Holdings LLC and Subsidiaries

West Palm Beach, Florida

We have audited the accompanying consolidated financial statements of TIC Acquisition Holdings LLC and Subsidiaries which comprise the consolidated balance sheet as of December 31, 2018, and the related consolidated statements of operations, changes in members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

3

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TIC Acquisition Holdings LLC and Subsidiaries as of December 31, 2018, and the results of their operations and their cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As described in Note 13, a Canadian-based company acquired all of the outstanding equity interests of the Company effective May 31, 2019. Our opinion is not modified with respect to this matter.

West Palm Beach, Florida

Certified Public Accountants

August 12, 2019

4

Consolidated Financial Statements

TIC Acquisition Holdings, LLC

Consolidated Balance Sheet

December 31,	2018
Assets
Current Assets
Cash	$670,502
Other receivable	22,846
Accounts receivable, net—current	4,111,335
Prepaid expenses and other current assets	173,916

Total current assets	4,978,599

Noncurrent Assets
Accounts receivable, net—long-term	1,027,834
Premises and equipment, net	5,398,320
Goodwill, net	7,295,987
Intangibles, net	897,600
Other assets	79,525

Total noncurrent assets	14,699,266

Total Assets	$19,677,865

Liabilities and Members’ Equity
Current Liabilities
Accounts payable	$644,944
Accrued expenses	200,552
Current portion of long-term debt	2,120,764
Current portion of preferred member’s capital	114,000

Total current liabilities	3,080,260
Long-term debt, net of current portion	8,865,047
Preferred member’s capital, net of current portion	622,250

Total Liabilities	12,567,557

Commitments and Contingencies
Members’ Equity
Membership interests	6,500,000
Retained earnings	610,308

Total members’ equity	7,110,308

Total Liabilities and Members’ Equity	$19,677,865

See accompanying notes to consolidated financial statements.

5

TIC Acquisition Holdings, LLC

Consolidated Statement of Operations

Year Ended December 31,	2018
Patient service revenues, net of contractual adjustments	$14,934,870
Cost of services	2,765,402

Gross profit	12,169,468
Selling, general and administrative	10,427,954

Operating income	1,741,514

Other income (expenses)
Other income	68,234
Interest expense	(516,256)
Acquisition costs	(683,184)

Total other income (expenses)	(1,131,206)

Net income	$610,308

See accompanying notes to consolidated financial statements.

6

TIC Acquisition Holdings, LLC

Consolidated Statement of Members’ Equity

	Membership Interest	Retained Earnings	Total Members’ Equity
Beginning Balance at January 1, 2018	$—	$—	$—
Member contributions	6,500,000	—	6,500,000
Net income	—	610,308	610,308

Ending Balance at December 31, 2018	$6,500,000	$610,308	$7,110,308

See accompanying notes to consolidated financial statements.

7

TIC Acquisition Holdings, LLC

Consolidated Statement of Cash Flows

December 31,	2018
Cash flows from operating activities
Net income	$610,308
Adjustments to reconcile net income to net cash provided by
by operating activities:
Depreciation and amortization	2,090,857
Transaction costs—noncash	68,255
Net change in operating assets and liabilities:
Increase in other receivable	(849)
Increase in accounts receivable	(1,389,169)
Decrease in prepaid expenses and other current assets	33,430
Increase in accounts payable and accrued liabilities	676,542

Net cash provided by operating activities	2,089,374

Cash flows from investing activities:
Purchase of premises and equipment	(1,956,265)
Acquisition of business, net of $197,020 cash acquired (see Note 2)	(11,516,413)

Net cash used in investing activities	(13,472,678)

Cash flows from financing activities:
Payments on long-term debt	(2,282,939)
Proceeds of long-term debt	10,531,745
Capital contributions	3,900,000
Payments on the preferred member’s capital	(95,000)

Net cash provided by financing activities	12,053,806

Net increase in cash	670,502
Cash, beginning of year	—

Cash, end of year	$670,502

Supplemental disclosure of cash flow information:
Cash paid for interest	$516,256

See accompanying notes to consolidated financial statements.

8

TIC Acquisition Holdings, LLC

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Nature of Business

TIC Acquisition Holdings, LLC (the “Company”) is a Limited Liability Corporation organized in the state of Florida on January 1, 2018. The Company was organized in connection with the acquisition, effective January 1, 2018, of all outstanding member ownership interests of Imaging Centers of West Palm Beach, LLC and Subsidiaries (“ICW”), and certain assets of Imaging Center Management, Inc., which provided management services to ICW, (see Note 2) (together the “ICW Acquisition”). The Company owned, operated or managed seven imaging centers throughout Florida as of December 31, 2018. Imaging services provided by the Company consist of Magnetic Resonance Imaging (“MRI”) and Radiography (“X-Ray”).

Acquisition Method for Business Combinations

In accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, of the Financial Accounting Standard Board (“FASB”), assets acquired and liabilities assumed are recorded at fair value at the date of acquisition. Under the acquisition method, the difference between the consideration transferred and the fair value of the net assets acquired is recorded either as goodwill or a bargain purchase gain. Acquisition related costs including professional fees are expensed as incurred. The Company adopted the accounting alternative under ASC 805 effective January 1, 2018, which allows a private company to limit certain customer-related intangibles it recognizes separately under ASC 805 and include in goodwill. Under this alternative, private companies also do not separately recognize noncompetition agreements acquired as part of the transaction.

Fair Value Measurements

The Company’s primary financial instruments at December 31, 2018, and for the year then ended, consisted of cash, accounts receivable, accounts payable, and long-term debt. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk.

U.S. GAAP establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three levels. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. The three levels of inputs that may be used to measure fair value are:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Inputs that are generally unobservable and typically reflect the Company’s estimates of assumptions that market participants would use in pricing the asset or liability.

9

TIC Acquisition Holdings, LLC

Notes to Consolidated Financial Statements

As of December 31, 2018, the fair value of the Company’s financial instruments approximated their carrying value due to the short-term nature of these instruments. The fair value of the Company’s debt approximates their carrying value based on the short duration and variable interest rates.

Basis of Accounting

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates made by management include, but are not limited to, valuation allowances for accounts receivable and recoverability of carrying amount, and the estimated useful lives, of its long-lived assets. Although management believes that the Company’s assumptions are reasonable under the circumstances, actual results could differ from those estimates.

Intangible assets

The trade name finite-lived intangible asset acquired in the ICW Acquisition was initially measured based on its estimated fair value. The trade name is being amortized on a straight-line basis over its estimated useful life of 5 years. The Company continually evaluates the reasonableness of the useful lives of these assets. There was no impairment loss for intangible assets during the year ended December 31, 2018. See Notes 2 and 5.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net assets in the ICW Acquisition effective January 1, 2018.

The Company elected the accounting alternative under Topic 350, Intangibles, Goodwill and Other (“ASC 350”) includes specific reporting disclosure requirements for privately held companies and allows eligible private companies to amortize goodwill and apply a one-step impairment model.

Goodwill is tested for impairment when a triggering event occurs that indicates that the fair value of an entity may be below its carrying amount. Such triggering events could include, but are not limited to, declining overall financial performance or deterioration in general economic conditions. When a triggering event occurs, management will first assess qualitative factors to determine whether the quantitative impairment test is necessary. If that qualitative assessment indicates that it is more likely than not that goodwill is impaired, management must perform the quantitative test to compare the entity’s fair value with its carrying amount, including goodwill. If the qualitative assessment indicates that it is not more likely than not that goodwill is impaired, further testing is not necessary.

10

TIC Acquisition Holdings, LLC

Notes to Consolidated Financial Statements

Goodwill impairment loss, if any, is measured as the excess of the carrying amount of the entity over its estimated fair value. Management noted no impairment indicators during the period ended December 31, 2018 or through the date of issuance of these financial statements which would result in an impairment loss. Adverse changes in operating results and/or unfavorable changes in economic factors used to estimate fair values could result in a non-cash impairment charge in the future.

Risks and Uncertainties

The Company is highly dependent on referrals from physicians who have no contractual obligation or economic incentive to refer patients to the Company’s facilities. The Company is also subject to various state and federal laws and regulations which prohibit physicians from referring patients to entities with which they have a financial relationship (an ownership interest or compensation arrangement) and prohibit the provision of certain medical services by non-physicians and/or the splitting of fees between physicians and non-physicians. The Company believes its operations are conducted in material compliance with existing applicable laws.

Approximately 41% of the Company’s scan volume is derived from patient charges billed under the PIP statutes. This statute has been subjected to legislative scrutiny in recent years and may come under review again in future legislative sessions. Any significant change to the PIP statutes could impact future revenues of the Company for its diagnostic imaging services.

Regulatory and Other Matters

Laws and regulations governing the Medicare and Medicaid programs and healthcare generally are complex and subject to interpretation. Many of the Company’s other payers and provider contracts are also complex in nature and may be subject to differing interpretations regarding amounts due for the provision of medical services.

Such differing interpretations may not come to light until a substantial period of time has passed following contract implementation. Liabilities for claims disputes are recorded when the loss is probable and can be estimated. Any adjustments to amounts previously recognized are reflected in the period the change in estimate becomes known.

The healthcare industry is subject to numerous laws and regulations of federal, state and local governments. These laws and regulations include, but are not necessarily limited to, matters such as licensure, accreditation, and government healthcare program participation requirements, reimbursement for patient services, and Medicare and Medicaid fraud and abuse. Government activity has continued with respect to investigations and allegations concerning possible violations of fraud and abuse statutes and regulations by healthcare providers. Violations of these laws and regulations could result in expulsion from government healthcare programs together with the imposition of significant fines and penalties, as well as significant repayments for patient services previously billed. The Company believes that it is in compliance with fraud and abuse regulations as well as other applicable government laws and regulations. Compliance with such laws and regulations can be subject to future government review and interpretation as well as regulatory actions unknown or unasserted at this time.

The Insurance Portability and Accountability Act (“HIPAA”) assures health insurance portability, reduces healthcare fraud and abuse, guarantees security and privacy of health information, and enforces standards for health information.

11

TIC Acquisition Holdings, LLC

Notes to Consolidated Financial Statements

The Health Information Technology for Economic and Clinical Health Act (“HITECH Act”), along with certain state rules, expanded upon HIPAA in a number of ways, including establishing notification requirements for certain breaches of protected health information. The Company may be subject to significant fines and penalties if found not to be compliant with these state or federal provisions.

Cash

The Company maintains cash balances at two financial institutions that are insured under the Federal Deposit Insurance Corporation’s (“FDIC”) Transaction Account Guarantee Program. From time to time, cash balances in these accounts may exceed federally insured limits. The Company has not experienced any losses on its deposits with financial institutions.

Accounts Receivable and Net Patient Service Revenues

Patient service revenues and related accounts receivable are recognized on the date diagnostic imaging services are performed at amounts the Company believes are reasonably assured of being collected. Charges are recorded at established billing rates and reduced by estimated allowances for contractual adjustments. Contractual adjustments result from differences between the rates charged for services performed and reimbursement rates paid by insurance companies, government-sponsored healthcare programs and other third-party payors. The regulations for government-sponsored healthcare programs and third-party payor contracts are complex and subject to interpretation. Allowances for contractual adjustments and uncollectible amounts are based on estimated historical collection rates, changes in payor mix, specific payor collection issues, changes in contract pricing and the aging of accounts receivables.

The Company continuously monitors those factors affecting the allowance for contractual adjustments and collectability of accounts receivable and adjusts amounts as final settlements are determined and as estimates of future collections change. Adjustments to previous estimates are recorded as contractual adjustments and reported in the periods that such adjustments become known.

The Company grants credit without collateral to its patients, most of who are local residents and are insured by third-party payor agreements. The allowance for uncollectible accounts is management’s best estimate of the amount of probable losses in accounts receivable, net of the allowance for contractual adjustments, based on a number of factors, including payor collection and adjustment history and review of past due balances, with particular emphasis on self-pay past due accounts greater than 90 days old. The Company writes off account balances against the allowance for contractual accounts after it exhausts all means of collection and considers the likelihood of recovery to be remote. The Company adjusts the allowance for uncollectible accounts as more current information becomes available and such adjustments are recorded in earnings in the period in which the change in estimate becomes known.

Cost of Services

Costs of services includes the cost of radiologist services and contracts, MRI technicians, and medical supplies and expenses.

12

TIC Acquisition Holdings, LLC

Notes to Consolidated Financial Statements

Concentration of Credit Risk

Accounts receivables included in the consolidated balance sheet consist primarily of amounts from insurance carriers billed under the Florida Personal Injury Protection (“PIP”) statutes and amounts billed through Letters of Protection (promises to pay) with attorneys, all in connection with the PIP statutes. Collections from insurance carriers are based on fee schedules prescribed in the PIP statutes. Collections from attorneys can take from one month to up seven years or more depending on when and if the patient’s case is settled.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization, calculated using a straight-line method over the estimated useful lives of the assets. Premises and equipment obtained in connection with business acquisitions are stated at their estimated fair market value at the date of acquisition. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the asset. Upon disposal of property and equipment, the cost of the assets and the related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in earnings.

Maintenance and repairs, which do not improve efficient or extend useful lives, are charged to operations as incurred. Amortization of assets under capital leases is included in depreciation and amortization.

Useful lives of premises and equipment are estimated as follows:

Medical equipment	5-7 years
Leasehold improvements	10 years
Computer equipment	3-7 years
Furniture and fixtures	5 years
Office equipment	2-7 years

Impairment of Long-lived Assets

The Company evaluates its long-lived assets, including finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If facts and circumstances indicate that the carrying amounts of the Company’s long-lived assets may not be recoverable, the Company would compare the carrying amounts to estimated undiscounted future cash flows expected to be generated by the assets. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. There were no events or circumstances identified for the year ended December 31, 2018 that caused the Company to conclude that long-lived assets should be tested for impairment.

Income taxes

The Company and its subsidiaries were formed as limited liability companies and are classified as pass-through entities for income tax purposes with all income tax liabilities or benefits passed through to its members. As such, no provision for federal or state income taxes has been recorded in the consolidated financial statements. Since the Company was organized in 2018, no tax years, other than 2018, remain open to examination by taxing authorities.

13

TIC Acquisition Holdings, LLC

Notes to Consolidated Financial Statements

The Company applies the provisions of ASC Topic 740, Income Taxes, which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company has analyzed the positions for its open tax years in its major jurisdictions and has determined whether or not there are uncertain tax positions that require financial statement recognition. No reserves for uncertain tax positions were required to have been recorded at December 31, 2018.

Advertising

The Company expenses advertising costs as incurred. Advertising expense was approximately $129,000 for the year ended December 31, 2018.

New Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). This guidance provides a five-step process to determine when and how revenue is recognized. The core principle of the guidance is than an entity should recognize revenue upon transfer of promised goods or services to customers in an amount that reflects the expected consideration to be received in exchange for those goods or services. This update will also result in enhanced disclosures about revenue, providing guidance for transactions that were not previously addressed comprehensively, and improving guidance for multiple-element arrangements. This update is effective for the Company beginning January 1, 2019. The Company is currently evaluating the impact on its consolidated financial statements of adopting this new guidance.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes Topic 840, Leases. Under the new guidance, lessees will be required to recognize at the commencement date for all leases (with the exception of lease terms of 12 months or less for which there is not an option to purchase the underlying asset): (a) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (b) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The standard was to be effective for the Company on January 1, 2020, with early application permitted, however, the FASB met in July 2019 and is expected to defer the effective date until years beginning after December 15, 2020. Lessees (for capital and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees may not apply a full retrospective transition approach. The Company is currently evaluating the impact on its consolidated financial statements of adopting this new guidance.

14

TIC Acquisition Holdings, LLC

Notes to Consolidated Financial Statements

2. Business Combination

Effective January 1, 2018, the Company acquired the membership interests of ICW and located in West Palm Beach, Florida through a Membership Interest Purchase Agreement. In addition, the Company acquired Image Center Management, Inc. ’s enterprise goodwill as defined in the Enterprise Goodwill Purchase Agreement. In connection with the purchase, the Company acquired certain assets and assumed certain liabilities of the selling entity for a purchase price of $17,800,297, which is net of the working capital adjustment of $199,703. The purchase price was comprised of a deferred payment obligation of $11,888,425, reinvestment of a portion of a former owner’s membership interest into membership interest of the Company with a fair value of $2,600,000 and reinvestment of a portion of the same former owner’s membership interest into preferred capital with fair value of $831,250, and subordinated loans to the former members (sellers) totaling $2,668,750, net of an adjustment for working capital and indebtedness. The Company paid the deferred payment obligation upon the execution of a loan agreement as described in Note 6, Long Term Debt, and settlement of the Membership Interest Purchase Agreement.

The following table summarizes the allocation of the total purchase consideration at the date of acquisition:

January 1, 2018	Estimated Fair Value
Tangible assets acquired:
Cash	$197,020
Accounts receivable	3,750,000
Other receivable	21,997
Other current assets	200,358
Premises and equipment, net	4,400,000
Other noncurrent assets	73,377

Total tangible assets acquired	8,642,752

Liabilities assumed:
Accounts payable	(69,247)
Accrued expenses	(1,860)

Assumed liabilities	(71,107)

Net tangible assets acquired	8,571,645
Goodwill	8,106,652
Intangible asset	1,122,000

Total purchase consideration	$17,800,297

The Company expects recorded goodwill to be non-deductible for tax purposes. The goodwill attributable to the acquisition has been recorded as a non-current asset and is being amortized over 10 years.

The results of operations of the acquired entities and the estimated fair values of the assets acquired, and liabilities assumed have been included in the consolidated financial statements since the date of the acquisition.

15

TIC Acquisition Holdings, LLC

Notes to Consolidated Financial Statements

Costs incurred in connection with the acquisition were approximately $593,000 and are included in the caption “acquisition costs” in the accompanying consolidated statement of operations for the year ended December 31, 2018.

3. Accounts Receivable

Accounts receivable are recorded at established billing rates less allowances for contractual adjustments and uncollectible accounts. Accounts receivable are recorded on the date the diagnostic procedure is performed. At December 31, 2018, the Company recorded an allowance for contractual adjustments and doubtful accounts totaling $10,684,093, which is presented as a direct reduction of accounts receivable on the accompanying consolidated balance sheet. At December 31, 2018, the Company determined that no allowance for uncollectible accounts was necessary.

At December 31, 2018, accounts receivable (including the noncurrent portion) were $5,139,169. Due to the Company’s focus on business from PIP and letters of protection throughout the state of Florida, collections on these receivables can exceed one year from the date of service and are classified as noncurrent in the accompanying consolidated balance sheet.

4. Premises and Equipment—Net

Premises and equipment consisted of the following at December 31, 2018:

2018
Medical equipment	$4,851,822
Leasehold improvements	1,358,287
Computer equipment	114,355
Furniture and fixtures	87,031
Office equipment	42,617

Total premises and equipment	6,454,112
Less: Accumulated depreciation and amortization	(1,055,792)

Premises and equipment, net	$5,398,320

Depreciation and amortization expense of premises and equipment for the year ended December 31, 2018 was $1,055,792.

5. Goodwill and Intangible Assets

Goodwill subject to amortization at December 31, 2018 and associated expense for the year ended December 31, 2018 is as follows:

	Remaining Useful Life	Assigned Useful Life	Gross Carrying Amount
Goodwill	9	10	$8,106,652
Accumulated amortization			(810,665)

Goodwill, net of accumulated amortization			$7,295,987

Amortization expense related to goodwill was $810,665 for the year ended December 31, 2018.

16

TIC Acquisition Holdings, LLC

Notes to Consolidated Financial Statements

Intangible assets subject to amortization, including estimated useful lives in years, at December 31, 2018 consists of the following:

	Remaining Useful Life	Useful Life	Gross Carrying Amount
Trade name	4	5	$1,122,000
Accumulated amortization			(224,400)

Total amortizable intangible assets			$897 600

Total amortization expense for the year ended December 31, 2018 pertaining to the above intangible asset was $224,400.

Estimated amortization expense for each of the five succeeding years and thereafter based on goodwill and intangible assets as of December 31, 2018 is expected to be as follows:

For the year ending December 31,
2019	$1,035,065
2020	1,035,065
2021	1,035,065
2022	1,035,065
2023	810,665
Thereafter	3,242,662

6. Long-Term Debt

Long-term debt of the Company as of December 31, 2018 is as follows:

December 31, 2018
Equipment loan	$3,300,001
Term loan	5,322,060
Subordinated promissory note	2,363,750

Total	10,985,811
Less current portion	2,120,764

Total long-term debt	$8,865,047

On March 6, 2018, the Company entered into a loan agreement with a bank (the “Loan Agreement”) which included a $7.0 million term loan, a $3.6 million equipment loan, and a guidance line of credit of up to $1.25 million for the purchase of new equipment under guidance notes. The equipment loan bears interest at a rate of one-month LIBOR plus 2.25% (4.63% at December 31, 2018) and requires payment of accrued interest monthly beginning April 6, 2018, and monthly principal payments of $42,857 beginning June 6, 2018 with all remaining principal and interest due on June 30, 2021. The term loan also bears interest at a rate of one-month LIBOR plus 2.25% (4.63% at December 31, 2018) and requires monthly principal payments of $116,667 plus accrued interest beginning April 6, 2018 with all remaining principal and interest due on June 30, 2021. No guidance notes were issued during 2018 under the guidance line of credit. The Loan Agreement is secured by substantially all of the assets of the Company. The Loan Agreement contain certain covenants and restrictions. At December 31, 2018, the Company was in compliance with all such covenants. The Company received a waiver from the bank for the requirement for sub audit report within 120 days.

17

TIC Acquisition Holdings, LLC

Notes to Consolidated Financial Statements

The Company’s obligations under the loan agreements are guaranteed by certain membership interest holders of the Company and by TIC Management Holdings LLC. The loans were paid off as part of the sale discussed in Note 13.

Effective January 1, 2018, in connection with the ICW acquisition, the Company issued notes payable totaling $2,668,750 to certain former membership interest holders of ICW who sold their interests to the Company. Such notes are subordinate to the Loan Agreement, bear interest at 4.5% and requires monthly payments of $30,500 plus accrued interest beginning March 31, 2018 with all remaining principal and interest due on June 30, 2021. The Company’s obligations under the subordinated notes are guaranteed by certain membership interest holders of the Company. Interest expense related to long-term debt for the years ended December 31, 2018 was $516,256.

7. Related Party Transactions

During the year ended December 31, 2018, the Company incurred management fees to an entity owned by members and executives of the Company in the amount of $400,000 and to an executive of the Company in the amount of $300,000 which are included under selling, general and administrative expenses in the accompanying consolidated statement of operations. $200,000 of those management fees are included in accrued and other liabilities on the accompanying consolidated balance sheet.

As part of the Company’s acquisition of ICW, it agreed to take assignment of certain property leases that were held by Imaging Center Management, Inc. prior to Imaging Center Management, Inc.’s dissolution on December 31, 2018. Thus, during 2018, the Company caused certain property leases to be assigned from Imaging Center Management, Inc. to ICW. There were no material changes to the underlying property leases as a result of these assignments.

8. Commitments and Contingencies

Operating Leases

The Company has non-cancelable operating leases for use of their facilities and for various equipment. The facility leases primarily have renewal clauses of three to five years exercisable at the option of the Company. Minimum future rental payments, under non-cancelable operating leases, are as follows:

Year ending December 31,
2019	$671,644
2020	596,790
2021	365,389
2022	264,070
2023	96,417
Thereafter	—

For 2018, total expense for all operating leases was approximately $988,000 and included rent on facilities of approximately $944,000 and rent on equipment of approximately $45,000.

18

TIC Acquisition Holdings, LLC

Notes to Consolidated Financial Statements

Litigation

From time to time, the Company may become involved in various claims and legal actions arising in the ordinary course of business. Management is not aware of any reported or unreported contingencies for the period from December 31, 2018 through August 12, 2019, which is the date the consolidated financial statements were available to be issued.

9. Preferred Capital

As part of the ICW Acquisition, the Company issued preferred capital to one of the sellers with a cumulative preferred return at the rate of 4.5% per year compounded annually from March 7, 2018 to the date of determination. If any distribution due under the agreement is not paid timely, the rate will increase to 18% annually, until the untimely distribution is made. Payments of the preferred return, along with payment of returned capital of $9,500 are due monthly, but such payments may be suspended up to a year under certain circumstances. The remaining balance of preferred capital will be distributed at face value plus any unpaid preferred return on or before January 31, 2022. As of December 31, 2018, there are no returns in arrears. During the year ended December 31, 2018, the Company made payments of returned capital of $95,000 and recognized $29,526 of preferred return which is included in interest expense in the accompanying consolidated statement of operations. Upon dissolution of the Company, the preferred capital and accumulated unpaid preferred return will be distributed before members’ equity. The preferred capital has no voting rights and is classified as a mandatorily redeemable liability in the accompanying consolidated balance sheet.

December 31, 2018
Preferred capital	$736,250
Less current portion	114,000

Total preferred capital, net of current portion	$622,250

10. Members’ Equity

The capital of the Company consists of membership interests represented by Units. Units are entitled to all the rights of ownership and voting rights of the Company. A member is entitled to one vote for each unit held by such member. The Company does not have a finite life and shall continue unless dissolved in accordance with the applicable provisions of the Company’s operating agreement. No member or any of its affiliates shall have any liability for the debts, obligations or liabilities of the Company or of any other member or their respective affiliates.

11. Supplemental Disclosure of Cash Flow Information

Non-Cash Investing and Financing Activities

During the year ended December 31, 2018, in connection with the purchase described in Note 2, the Company financed a portion of the acquisition with subordinated notes in the amount of $2,668,750 and the reinvestment of a portion of a former owner’s membership interest into preferred member’s capital in the amount of $831,250 and the reinvestment of a portion of the same former owner’s membership interest into membership interest in the Company in the amount of $2,600,000.

Premises and equipment purchases totaling $97,847 were included in accounts payable at December 31, 2018 and therefore were non-cash investing activities.

19

TIC Acquisition Holdings, LLC

Notes to Consolidated Financial Statements

12. Expense Detail

Cost of services and selling, general and administrative expenses included in the accompanying consolidated statement of operations for the year ended December 31, 2018 consist of the following:

Cost of services
Radiologist services	$1,730,451
Service contracts	751,959
Film and medical supplies	190,461
Professional fees	89,718
Other	2,813

Total cost of services	$2,765,402

Selling, general and administrative expenses
Payroll	$4,211,222
Depreciation and amortization	2,090,857
Professional fees	876,091
Rent	943,653
Management fees	700,000
Utilities	314,648
Advertising	129,244
Other	1,162,239

Total selling, general and administrative expenses	$10,427,954

13. Subsequent Events

Subsequent events have been evaluated through August 12, 2019, which is the date of the consolidated financial statements were available to be issued. There were no additional material subsequent events that required recognition or additional disclosure in these consolidated financial statements other than the events described below.

Effective May 31, 2019, a Canadian-based public company purchased all of the Company’s outstanding equity interests for approximately $47,061,000. The purchaser is a leading provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States with a network of owned and/or operated imaging centers located in Florida, Texas, Pennsylvania, Delaware, Georgia, Illinois and Kansas.

During February and March 2019, the Company entered into severance agreements with certain employees to provide for severance payments and certain other benefits of approximately $285,000 through December 31, 2019.

20

Exhibit C

Audited consolidated financial statements of SFL Radiology Holdings, LLC and Elite Radiology of

Georgia, LLC for the year ended December 31, 2018

See attached.

SFL RADIOLOGY HOLDINGS, LLC AND ELITE RADIOLOGY OF GEORGIA, LLC

CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2018

SFL RADIOLOGY HOLDINGS, LLC AND ELITE RADIOLOGY OF GEORGIA, LLC

YEAR ENDED DECEMBER 31, 2018

TABLE OF CONTENTS

PAGE NO.
INDEPENDENT AUDITORS’ REPORT	2 - 3

CONSOLIDATED BALANCE SHEET December 31, 2018	4

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME Year ended December 31, 2018	5

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ EQUITY Year ended December 31, 2018	6

CONSOLDATED STATEMENT OF CASH FLOWS Year ended December 31, 2018	7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	8 – 17

SUPPLEMENTARY FINANCIAL INFORMATION

CONSOLIDATED SCHEDULES OF COST OF SERVICES, SELLING EXPENSES AND GENERAL AND ADMINISTRATIVE EXPENSES	18

INDEPENDENT AUDITORS’ REPORT

TO THE MEMBERS

SFL RADIOLOGY HOLDINGS, LLC AND ELITE RADIOLOGY OF GEORGIA, LLC

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of SFL Radiology Holdings, LLC and Elite Radiology of Georgia, LLC which comprise the consolidated balance sheet as of December 31, 2018, and the related consolidated statement of income and comprehensive income, changes in members’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Tampa | 201 East Kennedy Boulevard, Suite 1500, Tampa, Florida 33602 | ph 813 288 8826 | fx 813 288 8836

Skoda Minotti | Certified Public Accountants | www.skodaminotti.com

AKRON | CLEVELAND | TAMPA

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SFL Radiology Holdings, LLC and Elite Radiology of Georgia, LLC as of December 31, 2018, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The consolidated schedules of cost of services, selling expenses and general and administrative expenses are presented for purposes of additional analysis and are not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the consolidated financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

SKODA MINOTTI & CO.

Tampa, Florida

July 19, 2019

SFL RADIOLOGY HOLDINGS, LLC AND ELITE RADIOLOGY OF GEORGIA, LLC

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2018

ASSETS
CURRENT ASSETS
Cash	$733,746
Current portion of accounts receivable	1,411,363
Prepaid expenses	32,539
Current portion of receivable for contingent consideration	1,411,379
Accounts receivable—related parties	99,737

3,688,764

NONCURRENT ASSETS
Accounts receivable	1,154,752
Property and equipment—net	2,646,082
Goodwill	850,000
Receivable for contingent consideration	1,624,203
Other assets	22,292

6,297,329

$9,986,093

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$548,031
Accrued liabilities	201,344
Accounts payable—related parties	1,257,226
Current portion of long-term debt	596,670

2,603,271
LONG-TERM DEBT—NET	1,803,280
OBLIGATIONS UNDER INTEREST RATE SWAP AGREEMENT	26,174

4,432,725

MEMBERS’ EQUITY	5,579,542
ACCUMULATED OTHER COMPREHENSIVE LOSS	(26,174)

5,553,368

$9,986,093

The accompanying notes are an integral part of these consolidated financial statements.

SFL RADIOLOGY HOLDINGS, LLC AND ELITE RADIOLOGY OF GEORGIA, LLC

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31, 2018

NET PATIENT SERVICE REVENUES	$11,189,815
COST OF SERVICES	1,385,811
SELLING EXPENSES	950,274
GENERAL AND ADMINISTRATIVE EXPENSES	3,008,928
LOSS ON SALE OF RECEIVABLES (SEE NOTE 4)	5,053,080

OPERATING INCOME	791,722

OTHER INCOME (EXPENSE)
Other income	125,000
Change in fair value of receivable for contingent consideration	574,659
Interest expense	(60,556)

639,103

NET INCOME	1,430,825
OTHER COMPREHENSIVE LOSS
Change in fair value of interest rate swap obligations	(26,174)

COMPREHENSIVE INCOME	$1,404,651

The accompanying notes are an integral part of these consolidated financial statements.

SFL RADIOLOGY HOLDINGS, LLC AND ELITE RADIOLOGY OF GEORGIA, LLC

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ EQUITY

YEAR ENDING DECEMBER 31, 2018

	MEMBERS OF SFL RADIOLOGY HOLDINGS, LLC
	MEMBERS’ EQUITY	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL
Balance at January 1, 2018	$6,653,398	$—	$6,653,398
Net income	1,430,825	—	1,430,825
Members’ distributions	(2,504,681)	—	(2,504,681)
Fair value of interest rate swap	—	(26,174)	(26,174)

Balance at December 31, 2018	$5,579,542	$(26,174)	$5,553,368

The accompanying notes are an integral part of these consolidated financial statements.

SFL RADIOLOGY HOLDINGS, LLC AND ELITE RADIOLOGY OF GEORGIA, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,430,825
Adjustments to reconcile net income to net cash provided by operating activities:
Add back (deduct) items not affecting cash:
Fair value of contingent consideration	(574,659)
Depreciation and amortization	746,796
Amortization of debt issue costs	3,769
Cash provided by (used in) changes in the following items:
Accounts receivable	(2,067,401)
Prepaid expenses	(9,554)
Accounts receivable—related parties	514,240
Other assets	(7,295)
Accounts payable	164,661
Accrued liabilities	60,095
Accounts payable—related parties	1,819,407

Net cash provided by operating activities	2,080,884

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of property and equipment	(63,143)
Proceeds on receivable for contingent consideration	875,000
Asset purchase (see Note 2)	(1,450,000)

Net cash used in investing activities	(638,143)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in debt issue costs	(15,687)
Payments on long-term debt	(332,201)
Proceeds from long-term debt	1,377,500
Distributions to members	(2,504,681)

Net cash used in financing activities	(1,475,069)

NET DECREASE IN CASH	(32,328)
CASH, BEGINNING OF YEAR	766,074

CASH, END OF YEAR	$733,746

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$56,879

The accompanying notes are an integral part of these consolidated financial statements.

SFL RADIOLOGY HOLDINGS, LLC AND ELITE RADIOLOGY OF GEORGIA, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

SFL Radiology Holdings, LLC (“SFL”) is a limited liability company organized in the state of Florida on September 15, 2015. SFL was initially organized for the primary purpose of acquiring the outstanding membership interests in First Coast Imaging, LLC (“FCI”) on September 30, 2015. FCI performed imaging services consisting of magnetic resonance imaging (“MRI”) and radiography (“X-Ray”) in Jacksonville, Florida. In May 2017, SFL sold FCI (see Note 3) to a related party and as a result, had no other operating activities at that time other than acquiring and leasing medical equipment.

During July 2015, SFL entered into a Line of Credit Agreement (the “LOC”) with Elite Radiology of Georgia, LLC (“Elite”) to borrow up to $2,000,000, which was amended in June 2017 for up to $4,000,000. Under the terms of the LOC, SFL advanced funds on a periodic basis for Elite’s working capital needs. In addition, effective May 1, 2018, SFL entered into an Administrative Services Agreement (the “ASA”) with Elite. Under the terms of the ASA, SFL provides the following services to each the entity’s locations: human resources, information management, technical support, marketing techniques, and other administrative and support services. All equipment leases of SFL are to Elite. Elite is a limited liability company organized in the state of Georgia on July 1, 2015. Elite owns and operates four imaging centers throughout Georgia. Imaging services provided by Elite consist of MRI and X-Ray.

Variable Interest Entity

In accordance with the Financial Accounting Standard Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation, a reporting entity with a variable interest in another company is required to include the assets and liabilities and revenues and expenses of that separate company (i.e., consolidate with the financial statements of the reporting entity) when the variable interest is determined to be a controlling financial interest. Under ASC 810, a reporting entity is considered to have a controlling financial interest in a Variable Interest Entity (“VIE”) if: 1.) the reporting entity has the power to direct the activities of the VIE that most significantly impact its economic performance and 2.) the reporting entity has the obligation to absorb losses of the VIE that could be potentially significant to the VIE.

As a result of the financial relationship established through the LOC and ASA noted above, Elite qualifies as a variable interest entity as SFL has the power to direct the activities of and is owed significant amounts from Elite. As a result, SFL is considered the primary beneficiary of Elite, and accordingly, the assets and liabilities and revenue and expenses of Elite are included in these consolidated financial statements. Due to SFL’s economic interest as described, the entirety of Elite’s operations is reflected as being attributable to SFL in these consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of SFL and Elite (collectively, the “Company”). All material intercompany transactions have been eliminated upon consolidation.

SFL RADIOLOGY HOLDINGS, LLC AND ELITE RADIOLOGY OF GEORGIA, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Acquisition Method for Business Combinations

In accordance with FASB ASC 805, Business Combinations, assets acquired and liabilities assumed are recorded at fair value at the date of acquisition. Under the acquisition method, the difference between the consideration transferred and the fair value of the net assets acquired is recorded either as goodwill or a bargain purchase gain. Acquisition related costs including professional fees are expensed as incurred.

The Company determined the fair value of assets and liabilities acquired through application of FASB ASC 820-10, Fair Value Measurements. Fair value measurements were based on management judgments and management estimates (level 3 inputs under FASB ASC 820-10).

Basis of Accounting

The Company uses the accrual method of accounting. Under this method, revenues are recognized in the period earned and expenses are recognized when incurred.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Goodwill

In accordance with FASB ASC 350, Goodwill and Other Intangible Assets, goodwill is tested for impairment on an annual basis, and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. The Company has not recorded any impairment losses related to goodwill for the year ended December 31, 2018.

Risks and Uncertainties

Elite is highly dependent on referrals from physicians who have no contractual obligation or economic incentive to refer patients to the Company’s facilities. The Company is also subject to various state and federal laws and regulations which prohibit physicians from referring patients to entities with which they have a financial relationship (an ownership interest or compensation arrangement) and prohibit the provision of certain medical services by non-physicians and/or the splitting of fees between physicians and non-physicians. The Company believes its operations are conducted in material compliance with existing applicable laws.

Cash

The Company maintains cash balances at financial institutions that are insured under the Federal Deposit Insurance Corporation’s (“FDIC”) Transaction Account Guarantee Program. From time to time, cash balances in these accounts may exceed federally insured limits. The Company has not experienced any losses on its deposits with financial institutions.

SFL RADIOLOGY HOLDINGS, LLC AND ELITE RADIOLOGY OF GEORGIA, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable and Net Patient Service Revenues

Accounts receivable and related revenues are recognized on the date diagnostic imaging services are performed based on amounts Elite believes are reasonably assured of being collected. Amounts are recorded at established billing rates and reduced by estimated allowances for contractual adjustments and uncollectible amounts. Contractual adjustments result from differences between the rates charged for services performed and reimbursement rates paid by insurance companies, government-sponsored healthcare programs and other third-party payors.

Allowances for contractual adjustments and uncollectible amounts are based on estimated collection rates, changes in payor mix, specific payor collection issues, changes in contract pricing and the aging of accounts receivables. Elite continuously monitors those factors affecting the collectability of accounts receivables and adjusts estimated allowances as final settlements are determined and as estimates of future collections change. Depending on the changes made in the allowances, net revenues would increase or decrease.

Concentrations of Credit Risk

Accounts receivable included in the consolidated balance sheet consist primarily of amounts billed through Letters of Protection (promises to pay) with attorneys. Collections from attorneys can take up to six months to seven years or more depending on when and if the patient’s case is settled.

Property and Equipment

All property and equipment, including leasehold improvements, are recorded at cost. Maintenance and repairs, which do not improve efficiency or extend useful lives, are charged to operations as incurred. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the related assets or the remaining lease term.

Medical equipment	5 years
Computer equipment	5 years
Furniture and fixtures	5 years

Leasehold improvements are amortized over the lesser of the useful life of the asset or the remaining life of the lease.

Impairment of Long-lived Assets

In accordance with ASC 360-10, Property, Plant, and Equipment, the Company evaluates its long-lived assets for financial impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. The Company evaluates the recoverability of long-lived assets by measuring the carrying amounts of the assets against their estimated undiscounted future cash flows. If such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair value. The Company has not recorded any impairment losses related to any long-lived assets for the year ended December 31, 2018.

SFL RADIOLOGY HOLDINGS, LLC AND ELITE RADIOLOGY OF GEORGIA, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Debt Issue Costs

Debt issue costs are capitalized and amortized using the straight-line method, which approximates the effective interest method, over the term of the respective loans and are presented as a reduction of long-term debt on the accompanying consolidated balance sheet. The gross carrying amount as of December 31, 2018 was $48,741 with accumulated amortization of $23,569. Amortization expense for the year ended December 31, 2018 was $3,769.

Income Taxes

SFL, with the consent of its members, have elected under the Internal Revenue Code (“IRC”) to be taxed as a Partnership. In lieu of corporation Federal and state income taxes, the members of a limited liability company are taxed on their proportionate share of a company’s taxable income. Therefore, no provision or liability for Federal income taxes has been included in these consolidated financial statements.

Subsequent Events

The Company evaluated subsequent events through the Independent Auditors’ Report date. On April 15, 2019, SFL (along with other related party entities of the Company) entered into an agreement with a Canadian-based company to sell all outstanding equity interests for approximately $214,000,000. On April 26, 2019, Elite acquired certain assets from an imaging center in Georgia under an asset purchase agreement for a cash purchase price of $300,000. There were no other additional material subsequent events that required recognition or additional disclosure in these consolidated financial statements.

New Accounting Pronouncements

On May 28, 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers at an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This standard also includes expanded disclosure requirements that result in an entity providing users of financial statements with comprehensive information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. This standard will be effective for the calendar year ending December 31, 2019. The Company is currently in the process of evaluating the impact of adoption of this ASU on the consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases. The ASU requires all leases with lease terms more than 12 months to be capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either finance leases or operating leases. This distinction will be relevant for the pattern of expense recognition in the income statement. This ASU will be effective for the Company for the year ending December 31, 2020. The Company is currently in the process of evaluating the impact of adoption of this ASU on the consolidated financial statements.

SFL RADIOLOGY HOLDINGS, LLC AND ELITE RADIOLOGY OF GEORGIA, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	ACQUISITION

During October 2018, Elite acquired an imaging center in Duluth, GA in exchange for cash consideration of $1,450,000. There were no liabilities assumed in connection with this acquisition. The following table summarizes the estimated fair values of the assets acquired and the calculation of goodwill reporting in the accompanying consolidated balance sheet.

Consideration transferred:
Cash	$1,450,000
Less assets acquired:
Fixed assets	(600,000)

Goodwill	$850,000

Elite assigned virtually all rights and interests set forth in the asset purchase agreement to SFL, excluding the lease for the facility and the equipment service agreement. Elite now operates an imaging center at this location.

3.	RECEIVABLE FOR CONTINGENT CONSIDERATION

In May 2017, the Company sold their imaging center in Jacksonville, Florida to a related party entity through an Asset Purchase Agreement. Part of the purchase consideration under the terms of the sale was contingent consideration payable to SFL (“earn-out”) of $125,000 per month beginning January 2018, payable over seven years, at an amount not to exceed $5,000,000.

The monthly earn-out payment is contingent upon the imaging center acquired generating EBITDA of $1,800,000, as determined each month end over a trailing twelve month period. SFL recorded the contingent consideration at acquisition date at estimated fair value based on expected future payouts. On the date of sale, the Company estimated that the earn-out payments would be received in full over the four next years (no payment due for first 8 months May to December 2017) and as such, recorded an initial receivable of $3,777,658 for the estimated fair value of the contingent consideration. Fair value was estimated based on the present value of the remaining monthly earn-out payments (28 months as of December 31, 2018), using an interest rate of 13.5%. The fair value of the receivable was $3,035,582 at December 31, 2018 as a result of payments received and the interest income component of the present value computation. Future changes in the estimate of the payout obligation are recorded as a gain or charge to current period earnings.

4.	ACCOUNTS RECEIVABLE – NET

Accounts receivable are recorded at established billing rates less allowances for contractual adjustments and uncollectible amounts. Accounts receivable are recorded on the date the diagnostic procedure is performed. At December 31, 2018, in the opinion of management, all accounts were considered collectible and no allowance was deemed necessary. At December 31, 2018, accounts receivable (including the noncurrent portion) were $2,566,115. Gross receivables as reported on the Company’s billing system at December 31, 2018 were approximately $6,200,000.

SFL RADIOLOGY HOLDINGS, LLC AND ELITE RADIOLOGY OF GEORGIA, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	ACCOUNTS RECEIVABLE – NET (continued)

Collections on certain receivables contractually depend on when and if the patient’s case is settled, which generally exceeds one year, and as a result, management has classified 45% of receivables as noncurrent.

Elite routinely sells its accounts receivable related primarily to MRI scans to various entities without recourse for the purpose of raising working capital. Elite recognizes a loss on these sales based on the negotiated sales price with the various entities. For the year ended December 31, 2018, Elite recorded a loss on sale of accounts receivable in the amount of $5,053,080, of which $3,675,855 was to a related party entity. The agreement to sell accounts receivable to the related party entity was terminated on September 30, 2018.

5.	FAIR VALUE MEASUREMENTS

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. It applies to fair value measurements already required or permitted by existing standards. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under GAAP are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2

Quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in inactive markets. Level 2 inputs include those other than quoted prices that are observable for the asset or liability and that are derived principally from, or corroborated by, observable market data by correlation or other means. If the asset or liability has a specified term the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs. All assets measured by the Company are considered Level 3 assets.

SFL RADIOLOGY HOLDINGS, LLC AND ELITE RADIOLOGY OF GEORGIA, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	FAIR VALUE MEASUREMENTS (continued)

The following is a description of the valuation methodologies used for assets measured at fair value:

The Company has applied a present value technique over the earn-out term using its own incremental borrowing rate to calculate the fair value of the contingent earn-out receivable. The incremental borrowing rate used was 13.5% as of December 31, 2018. The Company relies on available financial statement data of its investments to evaluate the reasonableness of the fair value of its Level 3 assets.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

A summary of changes in the fair value of the Company’s Level 3 assets for the year ended December 31, 2018 is as follows:

Balance at December 31, 2017:	$4,085,923
Payments received	(1,625,000)
Change in fair value	574,659

Balance at December 31, 2018:	$3,035,582

6.	PROPERTY AND EQUIPMENT - NET

Property and equipment consisted of the following at December 31, 2018:

Medical equipment	$2,510,497
Computer equipment	32,517
Furniture and fixtures	26,740
Leasehold improvements	1,592,414

4,162,168
Less: Accumulated depreciation and amortization	(1,516,086)

$2,646,082

Depreciation and amortization expense of property and equipment for the year ended December 31, 2018 was $746,796.

SFL RADIOLOGY HOLDINGS, LLC AND ELITE RADIOLOGY OF GEORGIA, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	LONG-TERM DEBT – NET

At December 31, 2018, long-term debt consists of the following:

Note payable to a financial institution, monthly payments of $16,597 including interest accruing monthly on the unpaid principal balance at 4.00%, matures February 6, 2022 collateralized by substantially all assets of SFL. Presented net of debt issuance costs of $10,008 at December 31, 2018.	$566,930
Note payable to a financial institution, monthly payments of $13,378 including interest accruing monthly on the unpaid principal balance at 4.00%, matures May 10, 2022, collateralized by substantially all assets of SFL.	493,642
Note payable to a financial institution, monthly payments of $22,958 including interest accruing monthly on the unpaid principal balance at 5.59% (swap rate), matures November 26, 2023, collateralized by substantially all assets of SFL. Presented net of debt issuance costs of $15,164 at December 31, 2018.	1,339,378

2,399,950
Less: Current portion	(596,670)

$1,803,280

Aggregate maturities of long-term debt are as follows:

YEAR ENDING DECEMBER 31:
2019	$596,670
2020	609,896
2021	623,757
2022	368,012
2023	226,787

2,425,122
Less: Debt issue costs	(25,172)

$2,399,950

Interest expense related to long-term debt for the year ended December 31, 2018 was $60,556.

SFL RADIOLOGY HOLDINGS, LLC AND ELITE RADIOLOGY OF GEORGIA, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	INTEREST RATE SWAP AGREEMENT

The Company has an interest rate swap agreement to hedge against the risk of interest rate increases on the related variable rate debt. The derivative financial instrument is not held for trading purposes and the cash flow effects of the swap arrangement will be included in interest expense as it occurs. Because the swap and related debt agreement were effective November 26, 2018, the effect of the swap for the year ended December 31, 2018 was nominal.

At December 31, 2018, the interest rate swap agreement consisted of the following:

Original Notional Amount	Current Notional Amount	Interest Rate Cap	One-Month LIBOR at December 31, 2018 plus 2.35%	Net Settlement	Expiration Date
$ 1,377,500	$1,354,542	5.59%	4.87%	(.72)%	11/26/2023

The hedging contract is classified as a cash flow hedge and accordingly, is adjusted to current market value until the underlying transactions are recognized. The Company has determined fair value through the application of FASB 820-10, Fair Value Measurement and Disclosures, using quoted market prices within active markets for similar liabilities (Level 2 inputs). Accordingly the fair value of $26,174 as of December 31, 2018 (initial year of agreement) is recorded as other comprehensive loss for the year ended December 31, 2018. For cash flow purposes, change in fair value loss on the interest rate swap agreement is considered a noncash transaction.

Because of potential interest rate fluctuations, the Company has exposure to future gains or losses upon ultimate settlement. Management believes that the risk of nonperformance by the counterparty is remote.

9.	RELATED PARTY TRANSACTIONS

Shared Services Agreement

The Company has a Shared Services Agreement with a related party entity whose Chief Executive Officer is also a managing member of the Company. This agreement, also effective May 1, 2018, subcontracts all of the Company’s responsibilities under the ASA with the related party entity that acquired FCI in May, 2017. Fees paid to the related party entity are $170,000 per month. Fees recorded as expense for the year ended December 31, 2018 were $1,360,000 and are included in general and administrative expenses in the accompanying consolidated statement of income and comprehensive income.

SFL RADIOLOGY HOLDINGS, LLC AND ELITE RADIOLOGY OF GEORGIA, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	RELATED PARTY TRANSACTIONS (continued)

Accounts Receivable – Related Parties

The Company periodically advances funds to entities owned by members of the Company for the purpose of funding the purchase of receivables by one entity from Elite and general working capital needs of another entity. Amounts outstanding from these related parties as of December 31, 2018 were $99,737. In the opinion of management, the entire balance will be repaid within twelve months and is classified as current in accompanying consolidated balance sheet.

10.	LEASES

Operating Leases

Elite has non-cancelable operating leases for use of their facilities. One facility lease has renewal clauses of five years exercisable at the option of Elite. Minimum future rental payments, under non-cancelable operating leases, are as follows:

YEAR ENDING DECEMBER 31:
2019	$308,628
2020	313,714
2021	297,959
2022	178,879
2023	181,304
Thereafter	236,193

$1,516,677

For 2018, total expense for all operating leases for the period was $198,596.

11.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

NON-CASH INVESTING AND FINANCING ACTIVITIES:

During the year ended December 31, 2018, the Company reduced the earn-out receivable from a related party (described in Note 3) by the amount of $750,000 through reductions in amounts owed to the same related party.

SUPPLEMENTARY FINANCIAL INFORMATION

SFL RADIOLOGY HOLDINGS, LLC AND ELITE RADIOLOGY OF GEORGIA, LLC

CONSOLIDATED SCHEDULES OF COST OF SERVICES, SELLING EXPENSES

AND GENERAL AND ADMINISTRATIVE EXPENSES

YEAR ENDED DECEMBER 31, 2018

COST OF SERVICES
Radiologist services	$855,912
Service contracts	261,187
Payroll expenses	190,192
Film and medical supplies	65,778
Other	12,742

$1,385,811

SELLING EXPENSES
Payroll expenses, including commissions	$425,512
Marketing and advertising expenses	419,635
Printing expenses	82,457
Other	22,670

$950,274

GENERAL AND ADMINISTRATIVE EXPENSES
Payroll expenses	$1,208,260
Depreciation and amortization	746,796
Professional fees	367,563
Rent	207,497
Other	197,662
Utilities	141,077
Insurance	77,361
Management fees	62,712

$3,008,928

See the Independent Auditors’ Report.

Exhibit D

Unaudited consolidated financial statements of ADG Acquisition Holdings, Inc.

for the three-month period ended March 31, 2019

See attached.

ADG ACQUISITION HOLDINGS, INC.

CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

YEAR-TO-DATE AS OF MARCH 31, 2019

ADG ACQUISITION HOLDINGS, INC.

ADG Acquisition Holdings, Inc. Consolidated Balance Sheet	Mar-19	December-18
Current Assets
Cash	$1,509,816	$1,909,812
Accounts Receivable Current, net	13,993,252	13,128,038
Other Current Assets	409,079	401,703

Total Current Assets	$15,912,147	$15,439,553
Noncurrent Assets
Accounts Receivable, net	$2,082,010	$2,082,010
Fixed Assets, net	5,505,030	5,882,007
Goodwill	15,791,961	15,791,961
Lease Right, net	5,160,000	5,280,000
Other Assets	73,515	86,647

Total Noncurrent Assets	$28,612,516	$29,122,625

Total Assets	$44,524,663	$44,562,178

Current Liabilities
Accounts Payable & Accrued Expenses	$3,213,608	$3,848,562
Current Portion of Long-Term Debt	3,300,000	3,300,000
Current Portion of Contingent Consideration	1,411,379	1,411,379

Total Current Liabilities	$7,924,987	$8,559,941
Long Term Liabilities
Deferred Tax Liability	$41,856	$41,856
Line of Credit	3,080,829	2,080,829
Long-Term Debt, net	86,829,521	87,382,132
Putttable Warrants	6,070,000	6,070,000
Earnout Note—FCI	1,249,203	1,624,203

Total Long Term Liabilities	$97,271,409	$97,199,020
Equity
Common Stock	$10,000	$10,000
Additional Paid-in-Capital	(271,051)	1,694,944
Accumulated Deficit	(5,074,432)	(7,565,477)
Unearned ESOP Shares	(55,336,250)	(55,336,250)

Total Equity	$(60,671,733)	$(61,196,783)

Total Liabilities & Equity	$44,524,663	$44,562,178

2

ADG ACQUISITION HOLDINGS, INC.

ADG Acquisition Holdings, Inc. Consolidated Income Statement	Three Months Ended Mar-19	Three Months Ended Mar-18
Net Patient Services Revenue	$10,186,251	$9,224,761
Cost of Services	$2,269,847	$1,985,359
Selling Expenses	$898,269	$911,997
General & Administrative Expenses	$3,393,388	$2,880,965
Operating Income	$3,624,746	$3,446,439
Other Income (Expenses)
Other Income	$17,417	$—
Interest Expense	(2,293,778)	(3,309,333)
Puttable Warrant Expense	—	—
Change in Fair Value of Contingent Consideration	—	308,265
Acquisition Cost	(418,983)	—
ESOP Transaction Fees and Costs	(29,352)	(14,296)

Total Other Income (Expenses)	$(2,724,697)	$(3,015,364)
Income Before Income Taxes	$900,050	$431,075
Provision for Income Taxes	(375,000)	—

Net Income	$525,050	$431,075

3

ADG ACQUISITION HOLDINGS, INC.

ADG Acquisition Holdings, Inc. Consolidated Statement of Owners’ Equity	Common Stock		Additional Paid in Capital	Accumulated Deficit	Unearned ESOP Shares	Total Shareholders Deficit
	Shares	Amount
Balance as of January 1, 2017	1,000,000	$10,000	$985,084	$(5,166,737)	$(59,260,777)	$(63,432,430)
Unearned ESOP Shares	—	—	—	—	1,534,246	1,534,246
ESOP Share Release	—	—	—	(1,276,764)	—	(1,276,764)
Tax Effect of ESOP Deductions in Excess of Book Expense	—	—	240,073	—	—	240,073
Net Income	—	—	—	139,464	—	139,464

Balance as of December 31, 2017	1,000,000	$10,000	$1,225,157	$(6,304,037)	$(57,726,531)	$(62,795,411)
Unearned ESOP Shares	—	—	—	—	2,390,283	2,390,283
ESOP Share Release	—	—	—	(1,965,995)	—	(1,965,995)
Tax Effect of ESOP Deductions in Excess of Book Expense	—	—	469,787	—	—	469,787
Net Income	—	—	—	704,552	—	704,552

Balance as of December 31, 2018	1,000,000	$10,000	$1,694,944	$(7,565,480)	$(55,336,248)	$(61,196,784)
Unearned ESOP Shares	—	—	—	—	—	—
ESOP Share Release	—	—	—	—	—	—
Tax Effect of ESOP Deductions in Excess of Book Expense	—	—	—	—	—	—
Net Income	—	—	—	525,050	—	525,050

Balance as of March 31, 2019	1,000,000	$10,000	$1,694,944	$(7,040,430)	$(55,336,248)	$(60,671,734)

4

ADG ACQUISITION HOLDINGS, INC.

ADG Acquisition Holdings, Inc. Consolidated Statement of Cash Flows	Three Months Ended Mar-19	Three Months Ended Mar-18
Operating Activities
Net Income	$525,050	$431,075
Add-backs (Deductions) for Non-Cash Items:
Puttable Warrant Expense	$—	$—
Fair Value of Contingent Consideration	—	(308,265)
Depreciation and Amortization	635,655	496,538
Bad Debt Expense	—	—
Paid-in-Kind Additions to Interest Expense	251,402	366,177
Amortization of Debt Issuance Cost	20,987	721,480
Amortization of Loan Discount for Puttable Warrant	—	—
Released ESOP Shares Compensation Expense	—	—
Deferred Taxes	—	—
Cash Provided by Changes in Following Items:
(Increase)/Decrease in Accounts Receivable	(865,214)	(588,265)
(Increase)/Decrease in Other Current Assets	(7,376)	399,789
(Increase)/Decrease in Other Assets	13,132	(3,255)
Increase/(Decrease) in Accounts Payable and Accrued Liab.	(634,954)	(84,999)

Cash Flow From Operating Activities	$(61,317)	$1,430,275
Investing Activities
Acquisition of Premises and Equipment	$(138,679)	$(1,163,552)
Cash Acquired in Acquisition of Businesses	—	—

Cash Flow From Investing Activities	$(138,679)	$(1,163,552)
Financing Activities
Increase in Debt Issue Costs	$—	$(419,745)
Payments on Long-Term Debt	(825,000)	(42,873,845)
Proceeds from Long-Term Debt	—	44,000,000
Proceeds from Line of Credit	1,000,000	38,050
Payments on Contingent Liability	(375,000)	414,077

Cash Flow From Financing Activities	$(200,000)	$1,158,537
Beginning Cash Balance	$1,909,812	$866,458
Net Increase (Decrease) in Cash	(399,996)	1,425,261

Ending Cash Balance	$1,509,816	$2,291,719

5

ADG ACQUISITION HOLDINGS, INC.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

As of March 31, 2019, ADG Acquisition Holdings, Inc. (the “Company”) is a C-Corporation organized in the state of Florida on December 7, 2015. The Company was organized in connection with the conversion of all outstanding ownership interests of ADG Acquisition Holdings, LLC and Subsidiaries (“ADH”) to 100% of the newly issued and outstanding shares of the Company on December 11, 2015. Concurrently, all ownership of the Company was transferred to a newly formed employee stock ownership plan through a series of stock redemption and sales transactions. The Company owns and operates fourteen imaging centers throughout Florida. Imaging services provided by the Company consist of Magnetic Resonance Imaging (“MRI”), Radiography (“X-Ray”), Computerized Tomography (“CT”), and Ultrasound.

Acquisition Method for Business Combinations

In accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, of the Financial Accounting Standard Board (“FASB”), assets acquired and liabilities assumed are recorded at fair value at the date of acquisition. Under the acquisition method, the difference between the consideration transferred and the fair value of the net assets acquired is recorded either as goodwill or a bargain purchase gain. Acquisition related costs including professional fees are expensed as incurred.

The Company determined the fair value of assets and liabilities acquired through application of FASB ASC 820-10, Fair Value Measurements. Fair value measurements were based on management judgments and management estimates (level 3 inputs under FASB ASC 820-10).

Basis of Accounting

The Company uses the accrual method of accounting. Under this method, revenues are recognized in the period earned and expenses are recognized when incurred.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Goodwill

In accordance with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 350, Goodwill and Other Intangible Assets, goodwill is tested for impairment on an annual basis, and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. The Company has not recorded any impairment losses related to goodwill for the quarter ended March 31, 2019.

6

ADG ACQUISITION HOLDINGS, INC.

Risks and Uncertainties

The Company is highly dependent on referrals from physicians who have no contractual obligation or economic incentive to refer patients to the Company’s facilities. The Company is also subject to various state and federal laws and regulations which prohibit physicians from referring patients to entities with which they have a financial relationship (an ownership interest or compensation arrangement) and prohibit the provision of certain medical services by non-physicians and/or the splitting of fees between physicians and non-physicians. The Company believes its operations are conducted in material compliance with existing applicable laws.

Approximately 55% of the Company’s scan volume is derived from patient charges billed under the Personal Injury Protection statute of Florida law (Florida statute 627.736 – the “PIP” statute). This statute has been subjected to legislative scrutiny in recent years and may come under review again in future legislative sessions. Any significant change to the PIP statute could impact future revenues of the Company for its diagnostic imaging services.

Cash

The Company maintains cash balances at two financial institutions that are insured under the Federal Deposit Insurance Corporation’s (“FDIC”) Transaction Account Guarantee Program. From time to time, cash balances in these accounts may exceed federally insured limits. The Company has not experienced any losses on its deposits with financial institutions.

Accounts Receivable and Net Patient Service Revenues

Accounts receivable and related revenues are recognized on the date diagnostic imaging services are performed based on amounts the Company believes are reasonably assured of being collected. Amounts are recorded at established billing rates and reduced by estimated allowances for contractual adjustments and uncollectible amounts. Contractual adjustments result from differences between the rates charged for services performed and reimbursement rates paid by insurance companies, government-sponsored healthcare programs and other third-party payors.

Allowances for contractual adjustments and uncollectible amounts are based on estimated collection rates, changes in payor mix, specific payor collection issues, changes in contract pricing and the aging of accounts receivables. The Company continuously monitors those factors affecting the collectability of accounts receivables and adjusts estimated allowances as final settlements are determined and as estimates of future collections change. Depending on the changes made in the allowances, net revenues would increase or decrease.

Concentration of Credit Risk

Accounts receivables included in the consolidated balance sheets consist primarily of amounts from insurance carriers billed under the PIP statute and amounts billed through Letters of Protection (promises to pay) with attorneys, all in connection with the PIP statute. Collections from insurance carriers are based on fee schedules prescribed in the PIP statute. Collections from attorneys can take up to four to seven years or more depending on when and if the patient’s case is settled.

Premises and Equipment

All premises and equipment, including leasehold improvements are recorded at cost.

7

ADG ACQUISITION HOLDINGS, INC.

Maintenance and repairs, which do not improve efficiency or extend useful lives, are charged to operations as incurred. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the related assets or the remaining lease term which range from two to ten years. Amortization of assets under capital leases is included in depreciation and amortization.

Medical equipment	5 – 7 years
Office equipment	2 – 7 years
Computer equipment	3 – 7 years
Furniture and fixtures	5 years
Leasehold improvements	10 years

Leasehold improvements are amortized over the lesser of the useful life of the asset or the remaining life of the lease.

Impairment of Long-lived Assets

In accordance with ASC 360-10, Property, Plant, and Equipment, the Company evaluates its long- lived assets for financial impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. The Company evaluates the recoverability of long-lived assets by measuring the carrying amounts of the assets against their estimated undiscounted future cash flows. If such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair value. The Company did not record an impairment loss related to long-lived assets for the quarter ended March 31, 2019.

Debt Issue Costs

Debt issue costs related to term debt are amortized using the straight-line method, which approximates the interest method, over the term of the respective loans and are presented as a reduction of long-term debt on the accompanying consolidated balance sheets in accordance with ASC 835-30-45, Imputation of Interest. The gross carrying amount as of March 31, 2019 and December 31, 2018 was $328,800 and $349,787 respectively. Amortization expense for the quarter ended March 31, 2019 and 2018 was $20,987 and $786,228, respectively. Amortization expense in 2018 includes the write off of debt issue costs on refinanced debt of $716,270.

Puttable Warrants

The Company issued 727,273 warrants to the Company’s Chief Executive Officer and former majority owner (the “Holder”) of ADH in connection with the formation of an employee stock ownership plan in December, 2015 (see Note 9). The warrant agreement contains a put right requiring the Company to redeem all or a portion of the warrants at a price as set forth therein in the event of a change of control or any time following the one year anniversary of the final payment on the subordinated note due the Holder. Puttable warrants create a conditional obligation of the Company and as such, are recorded as a liability in the accompanying consolidated balance sheet in accordance with ASC 480-10-55-30, Distinguishing Liabilities from Equity. The Company calculates the initial fair value of the warrants annually in conjunction with its financial audit by external accountants. The fair value of the warrants is calculated using the Black-Scholes option pricing model. All future changes in the fair value of the warrants will be recorded in the consolidated statement of operations in accordance with ASC 470-20-25, Debt. The fair value of the warrants as of December 31, 2018 was $4,779,276 which is the same value as March 31, 2019.

8

ADG ACQUISITION HOLDINGS, INC.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes resulting primarily from the tax effects of temporary differences between financial and income tax reporting. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the fiscal period that includes the enactment date.

The Company considers all positive and negative evidence available in determining the potential realization of deferred tax assets, including the scheduled reversal of temporary differences, recent cumulative losses, recent and projected future taxable income and prudent and feasible tax planning strategies. In making this determination, the Company places greater emphasis on recent cumulative losses and recent tax planning strategies due to the inherent lack of subjectivity associated with these factors. In addition, the Company is subject to periodic examination of its income tax returns resulting from these examinations to determine the adequacy of its provision for income taxes. To the extent the Company were to prevail in matters for which accruals have been established or to be required to pay amounts in excess of such accruals, the Company’s effective tax rate in a given financial statement period could be materially affected.

The Company is subject to routine income tax audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to the year ended December 31, 2014.

Subsequent Events

On April 15, 2019, the Company (along with other related party entities of the Company) entered into an agreement with a Canadian-based company to sell all outstanding equity interests for approximately $118,037,000. On June 1, 2019, effective 12:10 A.M. Eastern Standard Time, the Company closed this sale of all outstanding equity interest.

There were no other additional material subsequent events that required recognition or additional disclosure in these consolidated financial statements.

New Accounting Pronouncements

On May 28, 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers at an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This standard also includes expanded disclosure requirements that result in an entity providing users of financial statements with comprehensive information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. This standard will be effective for the calendar year ending December 31, 2019. The Company is currently in the process of evaluating the impact of adoption of this ASU on the consolidated financial statements.

9

ADG ACQUISITION HOLDINGS, INC.

In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, Leases. The ASU requires all leases with lease terms more than 12 months to be capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either finance leases or operating leases. This distinction will be relevant for the pattern of expense recognition in the income statement. This ASU will be effective for the Company for the year ending December 31, 2020. The Company is currently in the process of evaluating the impact of adoption of this ASU on the consolidated financial statements.

2.	BUSINESS COMBINATIONS

In May 2017, the Company acquired an imaging center in Jacksonville, Florida through an Asset Purchase Agreement with an entity owned by members or executives of the Company. In connection with the purchase, the Company acquired certain assets and assumed certain liabilities of the selling entity in exchange for cash consideration paid by a lender of $7,000,000 plus contingent consideration (“earn-out”) of $125,000 per month beginning January 2018, payable over a period of seven years, at an amount not to exceed $5,000,000. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed and the calculation of goodwill reported in the accompanying consolidated balance sheets.

Consideration transferred:
Cash	$7,000,000
Contingent consideration (see below)	3,777,658
Accrued liabilities assumed	408,510

11,186,168

Less assets acquired:
Cash	(415,000)
Prepaid expenses	(12,196)
Premises and equipment	(1,139,540)

(1,566,736)

Goodwill	$9,619,432

The monthly earn-out payment noted above is contingent upon the acquired business exceeding EBITDA of $1,800,000, as determined each month end over a trailing twelve-month period. In accordance with ASC 805-10, Business Combinations, contingent consideration is part of the total consideration transferred and is recorded at acquisition date at the estimated fair value of future payouts. The Company estimates that earn-out payments will be paid in full as scheduled over the remaining payout period and as such, recorded a liability at acquisition date of $3,777,658 for the estimated fair value of the payout obligation. Fair value was estimated based on the present value of the remaining monthly earn-out payments (28 months as of December 31, 2018 and 40 months as of December 31, 2017), using an interest rate of 13.5%. Future changes in the estimate of the payout obligation are recorded as a gain or charge to current period earnings. The fair value of the payout obligation was $2,660,582 and $3,035,582 at March 31, 2019 and December 31, 2018, respectively, as a result of payments on the contingent consideration and interest component of the fair value computation.

3.	INTANGIBLE ASSET – LEASE RIGHT

During 2015, the Company acquired the lease rights to open a new imaging center in Palm Beach, Florida in exchange for seller short term financing of $7,200,000. Under the Asset Purchase Agreement, no other assets were acquired or liabilities were assumed and as such, the entire purchase price is recorded in the accompanying consolidated balance sheets as an intangible asset. The intangible asset is being amortized over 15 years representing the term of the lease plus renewal periods reasonably expected to be executed. Annual amortization expense for future years equals $480,000 as a result of monthly straight-line amortization of $40,000.

10

ADG ACQUISITION HOLDINGS, INC.

4.	ACCOUNTS RECEIVABLE – NET

Accounts receivable are recorded at established billing rates less allowances for contractual adjustments and uncollectible amounts. Accounts receivable are recorded on the date the diagnostic procedure is performed. At March 31, 2019 and December 31, 2018, accounts receivables were $16,075,263 and $15,210,048 respectively.

5.	PREMISES AND EQUIPMENT – NET

Premises and equipment consisted of the following at March 31, 2019 and December 31, 2018.

	March 2019	2018
Medical equipment	$7,624,897	$7,577,900
Office equipment	514,226	512,461
Computer equipment	608,798	606,154
Furniture and fixtures	310,242	300,418
Leasehold improvements	4,583,579	4,506,131

Total book value before depreciation and amortization	13,641,741	13,503,064
Less: Accumulated depreciation and amortization	(8,136,712)	(7,621,057)

Total book value	$5,505,030	$5,882,007

6.	LINE OF CREDIT

The Company maintains a five-year line of credit with a financial institution up to $5,000,000. Interest is payable monthly at a rate equal to the one-month LIBOR plus 3.50% (5.99% at March 31, 2019) and any unpaid principal and interest is due at maturity (March 2023). The line of credit is secured by all assets of the Company and a pledge of all unallocated ESOP shares (see Note 9). At March 31, 2019 the outstanding balance on the line of credit was $3,080,829.

7.	LONG-TERM DEBT

Long-term debt of the Company as of March 31, 2019 and December 31, 2018 is as follows:

	03/31/19	12/31/2018
Note payable to senior lender to refinance the previous senior secured term loan, bearing interest equal to the one month LIBOR plus 3.5% (6.85% at December 31, 2018), principal and interest paid monthly; 7.5% of original principal balance paid in years one and two; 10% of original principal balance paid in year three; and 12.5% in both years four and five; with one final balloon payment and any unpaid fees and interest due at maturity (March 2023). Unamortized debt issuance costs of $349,787 at December 31, 2018.	$40,371,200	$41,175,213

11

ADG ACQUISITION HOLDINGS, INC.

Series of subordinated notes as part of the Stock Redemption and Securities Issuance Agreement, bearing interest at 12%, 10% of which is payable in quarterly cash installments, the other 2% is classified as paid-in-kind (PIK) interest. PIK interest is added to the principal balance of the notes, through maturity, which is November 2025; remaining principal due at maturity.	$37,353,279	$37,169,087
Subordinated note payable to private lender, bearing interest at 12%, 10% of which is payable in quarterly cash installments, the other 2% is classified as paid-in-kind (PIK) interest. PIK interest is added to the principal balance of the notes, through maturity, which is June 2021; remaining principal due at maturity.	$13,695,765	$13,628,556
Discount Puttable Warrants	($1,290,724)	($1,290,724)

Principal Due	$90,129,521	$90,682,132

The notes payable contain certain covenants and restrictions. As of March 31, 2019, the Company was in compliance with all such covenants.

Interest expense, including the write-off or amortization of debt issuance costs, related to long-term debt for the quarters ended March 31, 2019 and March 31, 2018 was approximately $2,293,777.86 and $3,309,333.28, respectively. Excluding the write-off or amortization of debt issuance costs, interest expense for the two periods were $2,272,791 and $2,587,854, respectively.

8.	EMPLOYEE STOCK OWNERSHIP PLAN

In December 2015, the Company formed an employee stock ownership plan (the “ESOP”). Prior to forming the ESOP, the former members of ADH converted their membership interests into 1,000,000 shares of a newly formed C-Corporation, ADG Acquisition Holdings, Inc. (referred to throughout these Notes to Consolidated Financial Statements as the “Company”). In connection with the ESOP transaction, the Company redeemed 561,500 of the 1,000,000 outstanding shares for $34,797,201.

Concurrently, the ESOP acquired from the Company the redeemed shares plus the remaining 438,500 outstanding shares held by the majority owner for a total purchase price of $61,971,863. The purchase price was funded by an internal loan between the Company and the ESOP for the same amount. In accordance with ASC 718-40, Employee Stock Ownership Plans, the loan between the Company and the ESOP and the related interest income (to the Company) and interest expense (to the ESOP) are not reported in the accompanying consolidated financial statements. The cost of those shares (pledged as collateral for the internal loan) are reported as Unearned ESOP Shares in the accompanying consolidated balance sheets.

Under ASC 718-40, the annual contribution to the ESOP by the Company (equal to the ESOP’s debt service on the internal loan as discussed above) is also not reflected in the accompanying consolidated financial statements. Contributions are deductible in the Company’s consolidated tax return if funded prior to September 15th of the following year. As the internal loan is repaid, shares are released from collateral and allocated to active employees based on the provisions of the plan document.

12

ADG ACQUISITION HOLDINGS, INC.

Compensation expense is recorded in the accompanying consolidated statements of operations for the post ESOP period based on the shares released and the fair value of the those shares as estimated by the Company. Shares released to the ESOP for 2018 equaled 38,571.62. The Company recorded compensation expense for those shares of $424,288 for the years ended December 31, 2018, based on the estimated fair value per share of $11.00. The cost of those shares to the ESOP of $61.97 per share is recorded as a reduction to Unearned ESOP Shares with the difference between fair value and cost per share recorded as an increase of decrease to accumulated deficit.

The ESOP covers all employees who have reached 21 years old and who have been an employee of the Company for at least one year.

As the Company is not traded on an established securities market, the ESOP includes a put option, if the owners of distributed shares desire to sell their shares, the Company is required to purchase the shares at fair value as defined by the ESOP for a specified time period after distribution of the shares from the ESOP.

9.	MANAGEMENT INCENTIVE PLAN

The Company adopted a Management Incentive Plan effective January 1, 2016 making available for issuance stock appreciation rights (“SARs”) for issuance to key employees. Under the terms of the plan, the Company can issue up to a maximum of 45,454 “Retention” SARs and 45,455 “Performance” SARs. Retention SARs are time vested and Performance SARs vest based on the Company attaining certain performance measures. No SARs were granted as of March 31, 2019 and December 31, 2018.

10.	RELATED PARTY TRANSACTIONS

During the 3-month period ended March 31, 2019 and March 31, 2018, the Company paid management fees to certain entities owned by members or executives of the Company in the amount of $37,500 and $37,500, respectively, which are included under general and administrative expenses in the accompanying consolidated statements of income.

During the 3-month period ended March 31, 2019, the Company received net management fees from an entity owned by members or executives of the Company which totaled $17,417 and are reported as other income in the accompanying consolidated statements of income. There were no equivalent net management fees for the 3-month period ended March 31, 2018 as this arrangement began in May 2018.

As described in Note 2, the Company acquired an imaging center from an entity owned by members or executives of the Company.

13

ADG ACQUISITION HOLDINGS, INC.

SUPPLEMENTARY FINANCIAL INFORMATION

CONSOLIDATED SCHEDULES OF COST OF SERVICES, SELLING EXPENSES

AND GENERAL AND ADMINISTRATIVE EXPENSES

ADG Acquisition Holdings, Inc. Expense Detail	Three Months Ended Mar-19	Three Months Ended Mar-18
Cost of Services
Radiologist Services	$1,100,271	$941,483
Payroll Expenses	761,682	636,182
Service Contracts	280,448	291,961
Film and Medical Supplies	103,011	88,595
Other	24,435	27,138

Total	$2,269,847	$1,985,359

Selling Expenses
Payroll Expenses, including Commissions	$425,822	$404,860
Marketing and Advertising Expenses	354,662	417,175
Printing Expenses	64,599	29,472
Other	53,186	60,489

Total	$898,269	$911,997

General & Administrative Expenses
Payroll Expenses	$1,682,482	$1,446,036
Depreciation and Amortization	635,655	496,538
Other	536,695	499,541
Rent	321,853	240,367
Utilities	179,202	160,984
Management Fees	37,500	37,500

Total	$3,393,388	$2,880,965

14

Exhibit E

Unaudited consolidated financial statements of TIC Acquisition Holdings, LLC for the three-month period ended March 31, 2019

See attached.

TIC ACQUISITION HOLDINGS, LLC

CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

YEAR-TO-DATE AS OF MARCH 31, 2019

TIC ACQUISITION HOLDINGS, LLC

TIC Acquisition Holdings, LLC Consolidated Balance Sheet	Mar-19	December-18
Current Assets
Cash	$693,876	$670,502
Other Receivable	18,532	22,846
Accounts Receivable Current, net	4,439,311	4,111,335
Prepaid Expenses and Other Current Assets	125,520	173,916

Total Current Assets	$5,277,239	$4,978,599
Noncurrent Assets
Accounts Receivable, net	$1,109,828	$1,027,834
Premises and Equipment, net	5,148,487	5,398,320
Goodwill, net	7,093,320	7,295,987
Intangibles, net	841,500	897,600
Other Assets	79,525	79,525

Total Noncurrent Assets	$14,272,660	$14,699,266

Total Assets	$19,549,898	$19,677,865

Current Liabilities
Accounts Payable	508,961	$644,944
Accrued Expenses	530,966	200,552
Current Portion of Long-Term Debt	2,120,764	2,120,764
Current Portion of Preferred Member’s Capital	114,000	114,000

Total Current Liabilities	$3,274,691	$3,080,260
Long Term Liabilities
Long-Term Debt, net of Current Portion	$8,294,975	$8,865,047
Preferred Member’s Capital, net of Current Portion	593,750	622,250

Total Long Term Liabilities	$8,888,725	$9,487,297
Equity
Membership Interests	$6,500,000	$6,500,000
Retained Earnings	886,482	610,308

Total Equity	$7,386,482	$7,110,308

Total Liabilities & Equity	$19,549,898	$19,677,865

2

TIC ACQUISITION HOLDINGS, LLC

TIC Acquisition Holdings, LLC Consolidated Income Statement	Three Months Ended Mar-19	Three Months Ended Mar-18
Patient Services Revenue, Net of Contractual Adjustments	$3,844,959	$3,644,730
Cost of Services	$618,164	$688,568
Gross Profit	$3,226,795	$2,956,161
Selling, General & Administrative Expenses	$2,840,054	$2,524,564
Operating Income	$386,740	$431,597
Other Income (Expenses)
Other Income	$27,749	$29,861
Interest Expense	(136,779)	(78,900)
Acquisition Cost	(1,535)	(683,184)

Total Other Income (Expenses)	$(110,565)	$(732,223)

Net Income	$276,175	$(300,626)

3

TIC ACQUISITION HOLDINGS, LLC

TIC Acquisition Holdings, LLC Consolidated Statement of Owners’ Equity	Membership Interest	Retained Earnings	Total Members’ Equity
Balance as of January 1, 2018	$—	$—	$—
Member Contributions	6,500,000	—	6,500,000
Net Income	—	610,308	610,308

Balance as of December 31, 2018	$6,500,000	$610,308	$7,110,308
Member Contributions	—	—	—
Net Income	—	276,175	276,175

Balance as of March 31, 2019	$6,500,000	$886,482	$7,386,482

4

TIC ACQUISITION HOLDINGS, LLC

TIC Acquisition Holdings, LLC Consolidated Statement of Cash Flows	Three Months Ended Mar-19	Three Months Ended Mar-18
Operating Activities
Net Income	$276,175	$(300,626)
Adjustments to Reconcile Net Income to Net Cash Provided By:
Depreciation and Amortization	522,944	522,714
Transaction Costs—Noncash	—	68,255
Net Change in Operating Assets and Liabilities:
(Increase)/Decrease in Other Receivable	4,314	(20,105)
(Increase)/Decrease in Accounts Receivable	(409,970)	(208,590)
(Increase)/Decrease in Prepaid Expenses and Other Assets	48,396	120,730
Increase/(Decrease) in Accounts Payable and Accrued Liab.	194,430	141,330

Cash Flow From Operating Activities	$636,290	$323,708
Investing Activities
Purchase of Premises and Equipment	$(14,344)	$(1,466,259)
Acquisition of Businesses (1)	—	(11,516,413)

Cash Flow From Investing Activities	$(14,344)	$(12,982,672)
Financing Activities
Payments on Long-Term Debt	$(570,072)	$(183,401)
Proceeds from Long-Term Debt	—	10,304,305
Capital Contributions	—	3,900,000
Payments on the Preferred Member’s Capital	(28,500)	(9,500)

Cash Flow From Financing Activities	$(598,572)	$14,011,404
Beginning Cash Balance	$670,502	$—
Net Increase (Decrease) in Cash	23,373	1,352,440

Ending Cash Balance	$693,876	$1,352,440

(1)	Net of cash acquired.

5

TIC ACQUISITION HOLDINGS, LLC

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

TIC Acquisition Holdings, LLC (the “Company”) is a Limited Liability Corporation organized in the state of Florida on January 1, 2018. The Company was organized in connection with the acquisition, effective January 1, 2018, of all outstanding member ownership interests of Imaging Centers of West Palm Beach, LLC and Subsidiaries (“ICW”), and certain assets of Imaging Center Management, Inc., which provided management services to ICW (see Note 2) (together the “ICW Acquisition”). The Company owned, operated or managed seven imaging centers throughout Florida as of December 31, 2018. Imaging services provided by the Company consist of Magnetic Resonance Imaging (“MRI”) and Radiography (“X-Ray”).

Acquisition Method for Business Combinations

In accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, of the Financial Accounting Standard Board (“FASB”), assets acquired and liabilities assumed are recorded at fair value at the date of acquisition. Under the acquisition method, the difference between the consideration transferred and the fair value of the net assets acquired is recorded either as goodwill or a bargain purchase gain. Acquisition related costs including professional fees are expensed as incurred. The Company adopted the accounting alternative under ASC 805 effective January 1, 2018, which allows a private company to limit certain customer-related intangibles it recognizes separately under ASC 805 and include in goodwill. Under this alternative, private companies also do not separately recognize noncompetition agreements acquired as part of the transaction.

Basis of Accounting

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates made by management include, but are not limited to, valuation allowances for accounts receivable and recoverability of carrying amount, and the estimated useful lives of its long-lived assets. Although management believes that the Company’s assumptions are reasonable under the circumstances, actual results could differ from those estimates.

Intangible Assets

The trade name finite-lived intangible asset acquired in the ICW Acquisition was initially measured based on its estimated fair value. The trade name is being amortized on a straight-line basis its estimated useful life of 5 years. The Company continually evaluates the reasonableness of the useful lives of these assets. There was no impairment loss for intangible assets during the quarter ended March 31, 2019 and March 31, 2018.

6

TIC ACQUISITION HOLDINGS, LLC

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net assets in the ICW Acquisition effective January 1, 2018.

The Company elected the accounting alternative under Topic 350, lntangibles, Goodwill and Other (“ASC 350”) includes specific reporting disclosure requirements for privately held companies and allows eligible private companies to amortize goodwill and apply a one-step impairment model.

Goodwill is tested for impairment when a triggering event occurs that indicates that the fair value of an entity may be below its carrying amount. Such triggering events could include, but are not limited to, declining overall financial performance or deterioration in general economic conditions. When a triggering event occurs, management will first assess qualitative factors to determine whether the quantitative impairment test is necessary. If that qualitative assessment indicates that it is more likely than not that goodwill is impaired, management must perform the quantitative test to compare the entity’s fair value with its carrying amount, including goodwill. If the qualitative assessment indicates that it is not more likely than not that goodwill is impaired, further testing is not necessary. Goodwill impairment loss, if any, is measured as the excess of the carrying amount of the entity over its estimated fair value. Management noted no impairment indicators during the period ended March 31, 2019. Adverse changes in operating results and/or unfavorable changes in economic factors used to estimate fair values could result in a non-cash impairment charge in the future.

Risks and Uncertainties

The Company is highly dependent on referrals from physicians who have no contractual obligation or economic incentive to refer patients to the Company’s facilities. The Company is also subject to various state and federal laws and regulations which prohibit physicians from referring patients to entities with which they have a financial relationship (an ownership interest or compensation arrangement) and prohibit the provision of certain medical services by non-physicians and/or the splitting of fees between physicians and non-physicians. The Company believes its operations are conducted in material compliance with existing applicable laws.

Approximately 41% of the Company’s scan volume is derived from patient charges billed under the PIP statutes. This statute has been subjected to legislative scrutiny in recent years and may come under review again in future legislative sessions. Any significant change to the PIP statute could impact future revenues of the Company for its diagnostic imaging services.

Regulatory and Other Matters

Laws and regulations governing the Medicare and Medicaid programs and healthcare generally are complex and subject to interpretation. Many of the Company’s payer and provider contracts are complex in nature and may be subject to differing interpretations regarding amounts due for the provision of medical services.

Such differing interpretations may not come to light until a substantial period of time has passed following contract implementation. Liabilities for claims disputes are recorded when the loss is probable and can be estimated. Any adjustments to reserves are reflected in current operations.

The healthcare industry is subject to numerous laws and regulations of federal, state and local governments. These laws and regulations include, but are not necessarily limited to, matters such as licensure, accreditation, and government healthcare program participation requirements, reimbursement for patient services, and Medicare and Medicaid fraud and abuse. Government activity has continued with respect to investigations and

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TIC ACQUISITION HOLDINGS, LLC

allegations concerning possible violations of fraud and abuse statutes and regulations by healthcare providers. Violations of these laws and regulations could result in expulsion from government healthcare programs together with the imposition of significant fines and penalties, as well as significant repayments for patient services previously billed. The Company believes that it is in compliance with fraud and abuse regulations as well as other applicable government laws and regulations. Compliance with such laws and regulations can be subject to future government review and interpretation as well as regulatory actions unknown or unasserted at this time.

The Insurance Portability and Accountability Act (“HIPAA”) assures health insurance portability, reduces healthcare fraud and abuse, guarantees security and privacy of health information, and enforces standards for health information.

The Health Information Technology for Economic and Clinical Health Act (“HITECH Act”), along with certain state rules, expanded upon HIPAA in a number of ways, including establishing notification requirements for certain breaches of protected health information. The Company may be subject to significant fines and penalties if found not to be compliant with these state or federal provisions.

Cash

The Company maintains cash balances at two financial institutions that are insured under the Federal Deposit Insurance Corporation’s (“FDIC”) Transaction Account Guarantee Program. From time to time, cash balances in these accounts may exceed federally insured limits. The Company has not experienced any losses on its deposits with financial institutions.

Accounts Receivable and Net Patient Service Revenues

Patient service revenues and related accounts receivable are recognized on the date diagnostic imaging services are performed at amounts the Company believes are reasonably assured of being collected. Charges are recorded at established billing rates and reduced by estimated allowances for contractual adjustments and uncollectible amounts. Contractual adjustments result from differences between the rates charged for services performed and reimbursement rates paid by insurance companies, government-sponsored healthcare programs and other third-party payors. The regulations for government-sponsored healthcare programs and third-party payor contracts are complex and subject to interpretation. Allowances for contractual adjustments and uncollectible amounts are based on estimated collection rates, changes in payor mix, specific payor collection issues, changes in contract pricing and the aging of accounts receivables.

The Company continuously monitors those factors affecting the collectability of accounts receivable and adjusts estimated allowances as final settlements are determined and as estimates of future collections change. Adjustments to previous estimates are recorded as contractual adjustments and reported in the periods that such adjustments become known.

The Company grants credit without collateral to its patients, most of who are local residents and are insured by third-party payor agreements. The allowance for uncollectible accounts is management’s best estimate of the amount of probable losses in accounts receivable, net of the allowance for contractual adjustments, based on a number of factors, including payor collection and adjustment history and review of past due balances, with particular emphasis on self-pay past due accounts greater than 90 days old. The Company writes off account balances against the allowance for contractual accounts after it exhausts all means of collection and considers the likelihood of recover to be remote. The Company adjusts the allowance for uncollectible accounts as more current information becomes available and such adjustments are recorded in earnings in the period in which the change in estimate becomes known.

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TIC ACQUISITION HOLDINGS, LLC

Cost of Services

Costs of services includes the cost of radiologist services and contracts, MRI technicians, and medical supplies and expenses.

Concentration of Credit Risk

Accounts receivables included in the consolidated balance sheet consist primarily of amounts from insurance carriers billed under the PIP statute and amounts billed through Letters of Protection (promises to pay) with attorneys, all in connection with the PIP statute. Collections from insurance carriers are based on fee schedules prescribed in the PIP statute. Collections from attorneys can take from one month to up seven years or more depending on when and if the patient’s case is settled.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization, calculated using a straight-line method over the estimated useful lives of the assets. Premises and equipment obtained in connection with business acquisitions are stated at their estimated fair market value at the date of acquisition. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the asset. Upon disposal of property and equipment, the cost of the assets and the related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in earnings.

Maintenance and repairs, which do not improve efficient or extend useful lives, are charged to operations as incurred. Amortization of assets under capital leases is included in depreciation and amortization.

Useful lives of premises and equipment are estimated as follows:

Medical equipment	5 –7 years
Leasehold improvements	10 years
Computer equipment	3 –7 years
Furniture and fixtures	5 years
Office equipment	2 –7 years

Impairment of Long-lived Assets

The Company evaluates its long-lived assets, including finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If facts and circumstances indicate that the carrying amounts of the Company’s long-lived assets may not be recoverable, the Company would compare the carrying amounts to estimated undiscounted future cash flows expected to be generated by the assets. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset There were no events or circumstances identified for the period ended March 31, 2019 that caused the Company to conclude that long-lived assets should be tested for impairment.

Income Taxes

The Company and its subsidiaries were formed as limited liability companies and are classified as pass-through entities for income tax purposes with all income tax liabilities or benefits passed through to its members. As such,

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TIC ACQUISITION HOLDINGS, LLC

no provision for federal or state income taxes has been recorded in the consolidated financial statements. Since the Company was organized in 2018, no tax years, other than 2018, remain open to examination by taxing authorities.

The Company applies the provisions of ASC Topic 740, Income Taxes, which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company has analyzed the positions for its open tax years in its major jurisdictions and has determined whether or not there are uncertain tax positions that require financial statement recognition. No reserves for uncertain tax positions were required to have been recorded at March 31, 2019.

Advertising

The Company expenses advertising costs as incurred. Advertising expense was approximately $25,441 for the quarter ended March 31, 2019.

New Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). This guidance provides a five-step process to determine when and how revenue is recognized. The core principle of the guidance is than an entity should recognize revenue upon transfer of promised goods or services to customers in an amount that reflects the expected consideration to be received in exchange for those goods or services. This update will also result in enhanced disclosures about revenue, providing guidance for transactions that were not previously addressed comprehensively, and improving guidance for multiple-element arrangements. This update is effective for the Company beginning January 1, 2019.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes Topic 840, Leases. Under the new guidance, lessees will be required to recognize at the commencement date for all leases (with the exception of lease terms of 12 months or less for which there is not an option to purchase the underlying asset): (a) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (b) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The standard was to be effective for the Company on January 1, 2020, with early application permitted, however, the FASB met in July 2019 and is expected to defer the effective date until years beginning after December 15, 2020. Lessees (for capital and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees may not apply a full retrospective transition approach. The Company is currently evaluating the impact on its consolidated financial statements of adopting this new guidance.

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TIC ACQUISITION HOLDINGS, LLC

2.	BUSINESS COMBINATIONS

Effective January 1, 2018, the Company acquired the membership interests of ICW located in West Palm Beach, Florida through a Membership Interest Purchase Agreement. In connection with the purchase, the Company acquired certain assets and assumed certain liabilities of the selling entity in exchange for cash consideration, rollover equity with a fair value of $2,600,000 and preferred capital of $831,250 from one member, and subordinated loans to the former members (sellers) totaling $2,668,750, net of an adjustment for working capital and indebtedness.

January 1, 2018	Estimated Fair Value
Tangible Assets Acquired:
Cash	$197,020
Accounts Receivable	3,750,000
Other Receivables	21,997
Other Current Assets	200,358
Premises and Equipment, net	4,400,000
Other Noncurrent Assets	73,377

Total Tangible Assets Acquired	$8,642,752

Liabilities Assumed:
Accounts Payable	(69,247)
Accrued Expenses	(1,860)
Assumed Liabilities:	$(71,107)
Net Tangible Assets Acquired	$8,571,645
Accounts Payable	$8,106,652
Accrued Expenses	$1,122,000

Total Purchase Consideration	$17,800,297

The Company expects recorded goodwill to be non-deductible for tax purposes. The goodwill attributable to the acquisition has been recorded as a non-current asset and is being amortized over 10 years.

The results of operations of the acquired entities and the estimated fair values of the assets acquired, and liabilities assumed have been included in the consolidated financial statements since the date of the acquisition.

3.	ACCOUNTS RECEIVABLE

Accounts receivable are recorded at established billing rates less allowances for contractual adjustments and uncollectible amounts. Accounts receivable are recorded on the date the diagnostic procedure is performed. At March 31, 2019, accounts receivable (including the noncurrent portion) were $5,549,139.

Due to the Company’s focus on business from PIP and letters of protection throughout the state of Florida and over 60% of the Company’s gross charges outstanding are over 120 days old, collections on these receivables can exceed one year from the date of charge. As a result, management estimates that 20% of receivables are long term.

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TIC ACQUISITION HOLDINGS, LLC

4.	PREMISES AND EQUIPMENT – NET

Premises and equipment consisted of the following at March 31, 2019 and December 31, 2018.

	March 2019	2018
Medical equipment	$4,851,822	$4,851,822
Computer and technology equipment	123,699	114,355
Furniture and fixtures	87,031	87,031
Miscellaneous medical and other equipment	47,617	42,617
Leasehold improvements	1,358,287	1,358,287

Total book value before depreciation and amortization	6,468,457	6,454,112
Less: Accumulated depreciation and amortization	(1,319,970)	(1,055,792)

Total book value	$5,148,487	$5,398,320

5.	GOODWILL AND INTANGIBLE ASSETS

Goodwill subject to amortization at March 31, 2019 and associated expense for the quarter ended March 31, 2019 is as follows:

	Remaining Useful Life	Assigned Useful Life	Gross Carrying Amount
Goodwill	8.75	10	$8,106,652
Accumulated Amortization			(1,013,332)

Goodwill, Net of Accumulated Amortization			$7,093,320

Amortization expense related to goodwill was $202,666 for the quarter ended March 31, 2019.

Intangible assets subject to amortization, including estimated useful lives in years, at March 31, 2019 consists of the following:

	Remaining Useful Life	Assigned Useful Life	Gross Carrying Amount
Trade Name	3.75	5	$1,122,000
Accumulated Amortization			(280,500)

Total Amortizable Intangible Assets			$841,500

Total amortization expense for the quarter ended March 31, 2019 pertaining to the above intangible asset was $56,100.

Estimated amortization expense for each of the five succeeding years and thereafter based on goodwill and intangible assets as of December 31, 2018 is expected to be as follows:

For the year ending December 31,
2019	$1,035,065
2020	$1,035,065
2021	$1,035,065
2022	$1,035,065
2023	$810,665
Thereafter	$3,242,662

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TIC ACQUISITION HOLDINGS, LLC

6.	LONG-TERM DEBT

Long-term debt of the Company as of March 31, 2019 and December 31, 2018 is as follows:

	03/31/19	12/31/2018
Equipment Loan	$3,171,430	$3,300,001
Term Loan	$4,972,059	$5,322,060
Subordinated Promissory Note	$2,272,250	$2,363,750

Principal Due	$10,415,739	$10,985,811

On March 6, 2018, the Company entered into a loan agreement with a bank (the “Loan Agreement”) which included a $7.0 million term loan, a $3.6 million equipment loan, and a guidance line of credit of up to $1.25 million for the purchase of new equipment under guidance notes. The equipment loan bears interest at a rate of one-month LIBOR plus 2.25% and requires payment of accrued interest monthly beginning April 6, 2018, and monthly principal payments of $42,847 beginning June 6, 2018 with all remaining principal and interest due on June 30, 2021. The term loan also bears interest at a rate of one-month LIBOR plus 2.25% and requires monthly principal payments of $116,667 plus accrued interest beginning April 6, 2018 with all remaining principal and interest due on June 30, 2021. No guidance notes were issued as of March 31, 2019 under the guidance line of credit. The Loan Agreement is secured by substantially all of the assets of the Company. The Loan Agreement contain certain covenants and restrictions. At March 31, 2019, the Company was in compliance with all such covenants. The Company’s obligations under the loan agreements are guaranteed by certain membership interest holders of the Company.

Effective January 1, 2018, in connection with the ICW acquisition, the Company issued notes payable totaling $2,668,750 to certain former membership interest holders of ICW who sold their interests to the Company. Such notes are subordinate to the Loan Agreement, bear interest at 4.5% and requires monthly payments of $30,500 plus accrued interest beginning March 31, 2018 with all remaining principal and interest due on June 30, 2021. The Company’s obligations under the subordinated notes are guaranteed by certain membership interest holders of the Company.

Interest expense related to long-term debt for the quarter ended March 31, 2019 was $136,779.

7.	RELATED PARTY TRANSACTIONS

During the quarter ended March 31, 2019, the Company incurred management fees to an entity owned by members and executives of the Company in the amount of $75,000 and to an executive of the Company in the amount of $100,000 which are included under selling, general and administrative expenses in the accompanying consolidated statement of operations. Approximately $50,000 of those management fees are included in accrued and other liabilities on the accompanying consolidated balance sheet.

As part of the Company’s acquisition of ICW, it agreed to take assignment of certain property leases that were held by Imaging Center Management, Inc. prior to Imaging Center Management, lnc.’s dissolution on December 31, 2018. Thus, during 2018, the Company caused certain property leases to be assigned from Imaging Center Management, Inc. to ICW. There were no material changes to the underlying property leases as a result of these assignments.

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TIC ACQUISITION HOLDINGS, LLC

8.	COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has non-cancelable operating leases for use of their facilities and for various equipment. The facility leases primarily have renewal clauses of three to five years exercisable at the option of the Company. Minimum future rental payments, under non-cancelable operating leases, are as follows:

For the year ending December 31,
2019	$671,644
2020	$596,790
2021	$365,389
2022	$264,070
2023	$96,417
Thereafter	$—

Litigation

From time to time, the Company may become involved in various claims and legal actions arising in the ordinary course of business. Management is not aware of any reported or unreported contingencies.

Severance

During February and March 2019, the Company entered into severance agreements with certain employees provide for severance payments and certain other benefits of approximately $285,000 of severance and certain other benefits through December 31, 2019.

9.	PREFERRED CAPITAL

As part of the acquisition, the Company issued preferred capital to one of the sellers as part of the rollover equity to acquire a membership interest in the reorganized Company, with a cumulative preferred return at the rate of 4.5% per year compounded annually from March 7, 2018 to the date of determination. If any distribution due under the agreement is not paid timely, the rate will increase to 18% annually, until the untimely distribution is made. Payments of the preferred return, along with payment of returned capital of $9,500 are due monthly, but such payments may be suspended up to a year under certain circumstances. The unreturned preferred capital will be distributed at face value plus any unpaid preferred return on or before January 31, 2022 plus any period of time that the payments were suspended plus any unpaid preferred return. As of December 31, 2018, there are no returns in arrears. The preferred return is recorded in interest expense. Upon dissolution of the Company, the preferred capital and accumulated unpaid preferred return will be distributed before members’ equity. The preferred capital has no voting rights and is classified as a mandatorily redeemable liability less payments during the quarter ended March 31, 2019 of $28,500 in the accompanying consolidated balance sheet.

10.	MEMBERS’ EQUITY

The capital of the Company consists of membership interests represented by Units. Units are entitled to all the rights of ownership and voting rights of the Company. A member is entitled to one vote for each unit held by such member.

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TIC ACQUISITION HOLDINGS, LLC

11.	SUBSEQUENT EVENTS

There were no additional material subsequent events that required recognition or additional disclosure in these consolidated financial statements other than the events described below.

Effective May 31, 2019, a Canadian-based public company purchased all of the Company’s outstanding equity interests for approximately $47,061,000. The purchaser is a leading provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States with a network of owned and/or operated imaging centers located in Florida, Texas, Pennsylvania, Delaware, Georgia, Illinois and Kansas.

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TIC ACQUISITION HOLDINGS, LLC

SUPPLEMENTARY FINANCIAL INFORMATION

CONSOLIDATED SCHEDULES OF COST OF SERVICES, SELLING EXPENSES

AND GENERAL AND ADMINISTRATIVE EXPENSES

The expense captions “Cost of services” and “Selling, general and administrative” included in the accompanying consolidated statement of operations for the quarters ending March 31, 2019 and March 31, 2018 consist of the following:

TIC Acquisition Holdings, LLC Expense Detail	Three Months Ended Mar-19	Three Months Ended Mar-18
Cost of Services
Radiologist Services	$409,088	$417,035
Service Contracts	148,274	196,996
Film and Medical Supplies	42,654	43,576
Professional Fees	16,823	29,524
Other	1,324	1,438

Total	$618,164	$688,568

Selling, General & Administrative Expenses
Payroll	$1,344,884	$1,027,376
Depreciation and Amortization	522,944	522,714
Professional Fees	173,702	211,807
Rent	266,158	180,464
Management Fees	175,000	175,000
Utilities	70,658	69,064
Advertising	25,441	36,681
Other	261,268	301,458

Total	$2,840,054	$2,524,564

16

Exhibit F

Unaudited consolidated financial statements of SFL Radiology Holdings, LLC and Elite Radiology of

Georgia, LLC for the three-month period ended March 31, 2019

See attached.

SFL RADIOLOGY HOLDINGS, LLC

CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

YEAR-TO-DATE AS OF MARCH 31, 2019

SFL RADIOLOGY HOLDINGS, LLC

SFL Radiology Holdings, LLC Consolidated Balance Sheet	Mar-19	Dec-18
Current Assets
Cash	$632,992	$733,746
Current Portion of Accounts Receivable	4,024,505	1,411,363
Prepaid Expenses	15,855	32,539
Current Portion of Receivable for Contingent Consideration	1,500,000	1,411,379
Accounts Receivable—Related Parties	170,065	99,737

Total Current Assets	$6,343,417	$3,688,764
Noncurrent Assets
Accounts Receivable	$1,526,536	$1,154,752
Property and Equipment, net	2,690,125	2,646,082
Goodwill	850,000	850,000
Receivable for Contingent Consideration	1,160,582	1,624,203
Other Assets	25,739	22,292

Total Noncurrent Assets	$6,252,983	$6,297,329

Total Assets	$12,596,400	$9,986,093

Current Liabilities
Accounts Payable	$255,597	$548,031
Accrued Liabilities	297,616	201,344
Accounts Payable—Related Parties	2,191,727	1,257,226
Current Portion of Long-Term Debt	596,670	596,670

Total Current Liabilities	$3,341,610	$2,603,271
Long Term Liabilities
Long-Term Debt, net	$1,656,447	$1,803,280
Obligations Under Interest Rate Swap	26,174	26,174

Total Long Term Liabilities	$1,682,621	$1,829,454
Equity
Members’ Equity	$7,598,344	$5,579,542
Accumulated Other Comprehensive Income	(26,174)	(26,174)

Total Equity	$7,572,170	$5,553,368

Total Liabilities & Equity	$12,596,400	$9,986,093

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SFL RADIOLOGY HOLDINGS, LLC

SFL Radiology Holdings, LLC Consolidated Income Statement	Three Months Ended Mar-19	Three Months Ended Mar-18
Net Patient Services Revenue	$3,693,002	$2,414,859
Cost of Services	$426,239	$420,466
Selling Expenses	$315,355	$178,963
General & Administrative Expenses	$905,689	$539,334
Loss on Sale of Receivables	$—	$1,160,460

Operating Income	$2,045,718	$115,636
Other Income (Expenses)	$—	$(945)
Change in Fair Value of Receivable for Contingent Consideration	—	—
Interest Income (Expense)	(25,315)	(13,514)

Net Income	$2,020,404	$101,177
Change in Fair Value of Interest Rate Swap Obligations	$—	$—

Comprehensive Income	$2,020,404	$101,177

3

SFL RADIOLOGY HOLDINGS, LLC

SFL Radiology Holdings, LLC Consolidated Statement of Owners’ Equity	Member’s Equity	Accumulated Other Comprehensive Income	Total
Balance as of January 1, 2018	$6,653,398	$—	$6,653,398
Net Income	1,430,825	—	1,430,825
Members’ Distributions	(2,504,681)	—	(2,504,681)
Fair Value of Interest Rate Swap	—	(26,174)	(26,174)

Balance as of December 31, 2018	$5,579,542	$(26,174)	$5,553,368
Net Income	2,020,404	—	2,020,404
Members’ Distributions	(1,602)	—	(1,602)
Fair Value of Interest Rate Swap	—	—	—

Balance as of March 31, 2019	$7,598,344	$(26,174)	$7,572,170

4

SFL RADIOLOGY HOLDINGS, LLC

SFL Radiology Holdings, LLC Consolidated Statement of Cash Flows	Three Months Ended Mar-19	Three Months Ended Mar-18
Operating Activities
Net Income	$2,020,404	$101,177
Non-Cash Impacts:
Fair Value of Contingent Consideration	$—	$—
Depreciation and Amortization	208,525	194,308
Amortization of Debt Issue Costs	1,596	811
Cash Provided By (Used In) Changes in the Following:
Accounts Receivable	(2,984,927)	(1,614,333)
Prepaid Expenses	16,684	2,436
Accounts Receivable—Related Parties	(70,328)	(34,943)
Other Assets	(3,447)	—
Accounts Payable	(292,434)	(189,047)
Accrued Liabilities	96,272	(18,522)
Accounts Payable—Related Parties	934,501	780,195

Cash Flow From Operating Activities	$(73,155)	$(777,918)
Investing Activities
Acquisition of Property and Equipment	$(252,568)	$—
Proceeds on Receivable for Contingent Consideration	375,000	375,000
Asset Purchase	—	—

Cash Flow From Investing Activities	$122,432	$375,000
Financing Activities
Increase in Debt Issue Costs	$—	$—
Payments on Long-Term Debt	(148,429)	(77,224)
Proceeds from Long-Term Debt	—	—
Distributions to Members	(1,602)	—

Cash Flow From Financing Activities	$(150,031)	$(77,224)
Beginning Cash Balance	$733,746	$766,074
Net Increase (Decrease) in Cash	(100,753)	(480,142)

Ending Cash Balance	$632,993	$285,932

5

SFL RADIOLOGY HOLDINGS, LLC

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

SFL Radiology Holdings, LLC (“SFL”) is a limited liability company organized in the state of Florida on September 15, 2015. SFL was initially organized for the primary purpose of acquiring the outstanding membership interests in First Coast Imaging, LLC (“FCI”) on September 30, 2015. FCI performed imaging services consisting of magnetic resonance imaging (“MRI”) and radiography (“X-Ray”) in Jacksonville, Florida. In May 2017, SFL sold FCI (see Note 3) to a related party and as a result, had no other operating activities at that time other than acquiring and leasing medical equipment.

During July 2015, SFL entered into a Line of Credit Agreement (the “LOC”) with Elite Radiology of Georgia, LLC (“Elite”) to borrow up to $2,000,000, which was amended in June 2017 for up to $4,000,000. Under the terms of the LOC, SFL advanced funds on a periodic basis for Elite’s working capital needs. In addition, effective May 1, 2018, SFL entered into an Administrative Services Agreement (the “ASA”) with Elite. Under the terms of the ASA, SFL provides the following services to each the entity’s locations: human resources, information management, technical support, marketing techniques, and other administrative and support services. All equipment leases of SFL are to Elite. Elite is a limited liability company organized in the state of Georgia on July 1, 2015. Elite owns and operates four imaging centers throughout Georgia. Imaging services provided by Elite consist of MRI and X-Ray.

Variable Interest Entity

In accordance with the Financial Accounting Standard Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation, a reporting entity with a variable interest in another company is required to include the assets and liabilities and revenues and expenses of that separate company (i.e., consolidate with the financial statements of the reporting entity) when the variable interest is determined to be a controlling financial interest. Under ASC 810, a reporting entity is considered to have a controlling financial interest in a Variable Interest Entity (“VIE”) if: 1.) the reporting entity has the power to direct the activities of the VIE that most significantly impact its economic performance and 2.) the reporting entity has the obligation to absorb losses of the VIE that could be potentially significant to the VIE.

As a result of the financial relationship established through the LOC and ASA noted above, Elite qualifies as a variable interest entity as SFL has the power to direct the activities of and is owed significant amounts from Elite. As a result, SFL is considered the primary beneficiary of Elite, and accordingly, the assets and liabilities and revenue and expenses of Elite are included in these consolidated financial statements. Due to SFL’s economic interest as described, the entirety of Elite’s operations is reflected as being attributable to SFL in these consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of SFL and Elite (collectively, the “Company”). All material intercompany transactions have been eliminated upon consolidation.

Acquisition Method for Business Combinations

In accordance with FASB ASC 805, Business Combinations, assets acquired and liabilities assumed are recorded at fair value at the date of acquisition. Under the acquisition method, the difference between the consideration transferred and the fair value of the net assets acquired is recorded either as goodwill or a bargain purchase gain. Acquisition related costs including professional fees are expensed as incurred.

6

SFL RADIOLOGY HOLDINGS, LLC

The Company determined the fair value of assets and liabilities acquired through application of FASB ASC 820-10, Fair Value Measurements. Fair value measurements were based on management judgments and management estimates (level 3 inputs under FASB ASC 820-10).

Basis of Accounting

The Company uses the accrual method of accounting. Under this method, revenues are recognized in the period earned and expenses are recognized when incurred.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Goodwill

In accordance with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 350, Goodwill and Other Intangible Assets, goodwill is tested for impairment on an annual basis, and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. The Company has not recorded any impairment losses related to goodwill for the quarter ended March 31, 2019.

Risks and Uncertainties

Elite is highly dependent on referrals from physicians who have no contractual obligation or economic incentive to refer patients to the Company’s facilities. The Company is also subject to various state and federal laws and regulations which prohibit physicians from referring patients to entities with which they have a financial relationship (an ownership interest or compensation arrangement) and prohibit the provision of certain medical services by non-physicians and/or the splitting of fees between physicians and non-physicians. The Company believes its operations are conducted in material compliance with existing applicable laws.

Cash

The Company maintains cash balances at two financial institutions that are insured under the Federal Deposit Insurance Corporation’s (“FDIC”) Transaction Account Guarantee Program. From time to time, cash balances in these accounts may exceed federally insured limits. The Company has not experienced any losses on its deposits with financial institutions.

Accounts Receivable and Net Patient Service Revenues

Accounts receivable and related revenues are recognized on the date diagnostic imaging services are performed based on amounts Elite believes are reasonably assured of being collected. Amounts are recorded at established billing rates and reduced by estimated allowances for contractual adjustments and uncollectible amounts. Contractual adjustments result from differences between the rates charged for services performed and reimbursement rates paid by insurance companies, government-sponsored healthcare programs and other third-party payors.

7

SFL RADIOLOGY HOLDINGS, LLC

Allowances for contractual adjustments and uncollectible amounts are based on estimated collection rates, changes in payor mix, specific payor collection issues, changes in contract pricing and the aging of accounts receivables. Elite continuously monitors those factors affecting the collectability of accounts receivables and adjusts estimated allowances as final settlements are determined and as estimates of future collections change. Depending on the changes made in the allowances, net revenues would increase or decrease.

Concentration of Credit Risk

Accounts receivable included in the consolidated balance sheet consist primarily of amounts billed through Letters of Protection (promises to pay) with attorneys. Collections from attorneys can take up to six months to seven years or more depending on when and if the patient’s case is settled.

Premises and Equipment

All property and equipment, including leasehold improvements, are recorded at cost. Maintenance and repairs, which do not improve efficiency or extend useful lives, are charged to operations as incurred. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the related assets or the remaining lease term.

Medical equipment	5 years
Computer equipment	5 years
Furniture and fixtures	5 years

Leasehold improvements are amortized over the lesser of the useful life of the asset or the remaining life of the lease.

Impairment of Long-lived Assets

In accordance with ASC 360-10, Property, Plant, and Equipment, the Company evaluates its long- lived assets for financial impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. The Company evaluates the recoverability of long-lived assets by measuring the carrying amounts of the assets against their estimated undiscounted future cash flows. If such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair value. The Company did not record an impairment loss related to long-lived assets for the quarter ended March 31, 2019.

Debt Issue Costs

Debt issue costs are capitalized and amortized using the straight-line method, which approximates the effective interest method, over the term of the respective loans and are presented as a reduction of long-term debt on the accompanying consolidated balance sheet.

Income Taxes

SFL, with the consent of its members, have elected under the Internal Revenue Code (“IRC”) to be taxed as a Partnership. In lieu of corporation Federal and state income taxes, the members of a limited liability company are taxed on their proportionate share of a company’s taxable income. Therefore, no provision or liability for Federal income taxes has been included in these consolidated financial statements.

8

SFL RADIOLOGY HOLDINGS, LLC

Subsequent Events

On April 15, 2019, SFL (along with other related party entities of the Company) entered into an agreement with a Canadian-based company to sell all outstanding equity interests for approximately $47,733,000 plus/minus various transaction adjustments. On June 1, 2019, effective 12:10 A.M. Eastern Standard Time, the SFL closed this sale of all outstanding equity interest.

On April 26, 2019, Elite acquired certain assets from an imaging center in Georgia under an asset purchase agreement for a cash purchase price of $300,000.

There were no other additional material subsequent events that required recognition or additional disclosure in these consolidated financial statements.

New Accounting Pronouncements

On May 28, 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers at an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This standard also includes expanded disclosure requirements that result in an entity providing users of financial statements with comprehensive information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. This standard will be effective for the calendar year ending December 31, 2019. The Company is currently in the process of evaluating the impact of adoption of this ASU on the consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, Leases. The ASU requires all leases with lease terms more than 12 months to be capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either finance leases or operating leases. This distinction will be relevant for the pattern of expense recognition in the income statement. This ASU will be effective for the Company for the year ending December 31, 2020. The Company is currently in the process of evaluating the impact of adoption of this ASU on the consolidated financial statements.

2.	BUSINESS COMBINATIONS

During October 2018, Elite acquired an imaging center in Duluth, GA in exchange for cash consideration of $1,450,000. There were no liabilities assumed in connection with this acquisition. The following table summarizes the estimated fair values of the assets acquired and the calculation of goodwill reporting in the accompanying consolidated balance sheet.

Consideration transferred:
Cash	$1,450,000
Less assets acquired:
Fixed Assets	(600,000)
Goodwill	$850,000

9

SFL RADIOLOGY HOLDINGS, LLC

3.	RECEIVABLE FOR CONTINGENT CONSIDERATION

In May 2017, the Company sold their imaging center in Jacksonville, Florida to a related party entity through an Asset Purchase Agreement. Part of the purchase consideration under the terms of the sale was contingent consideration payable to SFL (“earn-out”) of $125,000 per month beginning January 2018, payable over seven years, at an amount not to exceed $5,000,000.

The monthly earn-out payment is contingent upon the imaging center acquired generating EBITDA of $1,800,000, as determined each month end over a trailing twelve-month period. SFL recorded the contingent consideration at acquisition date at estimated fair value based on expected future payouts. On the date of sale, the Company estimated that the earn-out payments would be received in full over the four next years (no payment due for first 8 months May to December 2017) and as such, recorded an initial receivable of $3,777,658 for the estimated fair value of the contingent consideration. Fair value was estimated based on the present value of the remaining monthly earn-out payments (28 months as of December 31, 2018), using an interest rate of 13.5%. Future changes in the estimate of the payout obligation are recorded as a gain or charge to current period earnings.

4.	ACCOUNTS RECEIVABLE – NET

Accounts receivable are recorded at established billing rates less allowances for contractual adjustments and uncollectible amounts. Accounts receivable are recorded on the date the diagnostic procedure is performed. At March 31, 2019, in the opinion of management, all accounts were considered collectible. At March 31, 2019, accounts receivable (including the noncurrent portion) were $5,551,042.

Collections on certain receivables contractually depend on when and if the patient’s case is settled, which generally exceeds one year, and as a result, management has classified approximately 28% of receivables at March 31, 2019 as noncurrent.

5.	LONG-TERM DEBT

Long-term debt of the Company as of March 31, 2019 and December 31, 2018 is as follows:

	03/31/19	12/31/2018
Note payable to a financial institution, monthly payments of $16,597 including interest accruing monthly on the unpaid principal balance at 4.00%, matures February 6, 2022 collateralized by substantially all assets of SFL.	$532,904	$576,938
Note payable to a financial institution, monthly payments of $13,378 including interest accruing monthly on the unpaid Principal balance at 4.00%, matures May 10, 2022, collateralized by substantially all assets of SFL.	$458,122	$493,642
Note payable to a financial institution, monthly payments of $22,958 including interest accruing monthly on the unpaid principal balance at 5.59% (swap rate), matures November 26, 2023, collateralized by substantially all assets of SFL.	$1,285,667	$1,354,542

Less: Debt Issuance Costs	(23,576)	(25,172)

Principal Due	$2,253,117	$2,399,950

10

SFL RADIOLOGY HOLDINGS, LLC

6.	INTEREST RATE SWAP AGREEMENT

The Company has an interest rate swap agreement to hedge against the risk of interest rate increases on the related variable rate debt. The derivative financial instrument is not held for trading purposes and the cash flow effects of the swap arrangement will be included in interest expense as it occurs.

The hedging contract is classified as a cash flow hedge and accordingly, is adjusted to current market value until the underlying transactions are recognized. The Company has determined fair value through the application of FASB 820-10, Fair Value Measurement and Disclosures, using quoted market prices within active markets for similar liabilities (Level 2 inputs). Accordingly, the fair value of $26,174 as of December 31, 2018 (initial year of agreement) is recorded as other comprehensive loss for the year ended December 31, 2018. For cash flow purposes, change in fair value loss on the interest rate swap agreement is considered a noncash transaction. There was no changes to fair value for the period ended March 31, 2019.

Because of potential interest rate fluctuations, the Company has exposure to future gains or losses upon ultimate settlement. Management believes that the risk of nonperformance by the counterparty is remote.

7.	RELATED PARTY TRANSACTIONS

Shared Services Agreement

The Company has a Shared Services Agreement with a related party entity whose Chief Executive Officer is also a managing member of the Company. This agreement, also effective May 1, 2018, subcontracts all of the Company’s responsibilities under the ASA with the related party entity that acquired FCI in May 2017. Fees paid to the related party entity are $170,000 per month. Fees recorded as expense for the quarter ended March 31, 2019 were $510,000 and are included in general and administrative expenses in the accompanying consolidated statement of income and comprehensive income.

Accounts Receivable – Related Parties

The Company periodically advances funds to entities owned by members of the Company for the purpose of funding the purchase of receivables by one entity from Elite and general working capital needs of another entity. Amounts outstanding from these related parties as of December 31, 2018 were $170,065.

11

SFL RADIOLOGY HOLDINGS, LLC

SUPPLEMENTARY FINANCIAL INFORMATION

CONSOLIDATED SCHEDULES OF COST OF SERVICES, SELLING EXPENSES

AND GENERAL AND ADMINISTRATIVE EXPENSES

SFL Radiology Holdings, LLC Expense Detail	Three Months Ended Mar-19	Three Months Ended Mar-18
Cost of Services
Radiologist Services	$283,854	$211,752
Service Contracts	64,258	47,750
Payroll Expenses	51,534	144,849
Film and Medical Supplies	19,858	14,792
Other	6,735	1,323

Total	$426,239	$420,466

Selling Expenses
Payroll Expenses, including Commissions	$115,295	$86,718
Marketing and Advertising Expenses	163,500	70,437
Printing Expenses	30,559	15,809
Other	6,000	6,000

Total	$315,355	$178,963

General & Administrative Expenses
Payroll Expenses	$327,385	$163,168
Depreciation and Amortization	208,525	194,308
Professional Fees	109,303	44,177
Rent	66,655	48,674
Other	110,297	37,222
Utilities	41,060	36,108
Insurance	25,473	15,677
Management Fees	16,992	—

Total	$905,689	$539,334

12

Exhibit G

Unaudited consolidated income statement of the Company that gives effect to the acquisition of the

Targets as if they had taken place at January 1, 2018 for the year ended December 31, 2018 and for the three-month period ended March 31, 2019, including pro forma earnings per share based on such income statements.

See attached.

Akumin Inc.

Unaudited Pro Forma Condensed Consolidated Income Statement for the Three-Month Period Ended March 31, 2019

	Akumin March 31, 2019 $	ADG March 31, 2019	TIC March 31, 2019	Elite & SFL March 31, 2019	Adjustments	Pro Forma Akumin March 31, 2019 $	Note Reference
Revenue
Service fees – net of allowances and discounts	46,955,226	10,186,251	3,844,959	3,693,002	—	64,679,438
Other revenue	595,962	—	—	—	—	595,962

	47,551,188	10,186,251	3,844,959	3,693,002	—	65,275,400

Expenses
Employee compensation	17,803,022	2,869,986	1,344,884	494,214	(17,417)	22,494,689	u)
Reading fees	6,986,767	1,100,271	409,088	283,854	—	8,779,980
Rent and utilities	1,891,991	501,055	336,816	107,715	(487,424)	2,350,153	o)

Third party services and professional fees	3,552,581	635,110	364,240	337,061	—	4,888,992
Administrative	2,711,322	117,785	261,268	172,329	37,470	3,300,174	d)
Medical supplies and other	1,467,205	701,643	218,979	43,585	(129,617)	2,301,795	m), o), t)

Operating Expenses	34,412,888	5,925,850	2,935,275	1,438,758	(596,988)	44,115,783

Depreciation and amortization	6,130,223	635,655	522,944	208,525	44,791	7,542,138	l), o), s)
Stock-based compensation	1,017,612	—	—	—	—	1,017,612
Interest expense	3,469,480	2,293,778	136,779	25,315	3,342,392	9,267,744	b), c), o)
Settlement costs (recoveries)	(1,216,851)	—	—	—	—	(1,216,851)
Acquisition related costs	785,682	418,983	1,535	—	(377,565)	828,635	a)
Other income	—	(17,417)	(27,749)	—	17,417	(27,749)	u)
Financial instruments revaluation and other (gains) losses	57,390	29,352	—	—	(29,352)	57,390	k)

	44,656,424	9,286,201	3,568,784	1,672,598	2,400,695	61,584,702

Income (loss) before income taxes	2,894,764	900,050	276,175	2,020,404	(2,400,695)	3,690,698
Income tax provision (recovery)	275,676	375,000	—	—	—	650,676	f), p), q)

Net income (loss) and comprehensive income (loss) for the period	2,619,088	525,050	276,175	2,020,404	(2,400,695)	3,040,022
Non-controlling interests	449,764	—	—	—	—	449,764

Net income (loss) attributable to common shareholders	2,169,324	525,050	276,175	2,020,404	(2,400,695)	2,590,258
Weighted average shares outstanding
Basic	62,422,856				6,250,000	68,672,856	n)
Fully diluted	64,240,457				6,250,000	70,490,457	n)
Net income (loss) per share
Basic	0.03					0.04
Diluted	0.03					0.04

Akumin Inc.

Unaudited Pro Forma Condensed Consolidated Income Statement for the Year Ended December 31, 2018

	Akumin December 31, 2018 $	ADG December 31, 2018	TIC December 31, 2018	Elite & SFL December 31, 2018	Adjustments	Pro Forma Akumin December 31, 2018 $	Note Reference
Revenue
Service fees – net of allowances and discounts	152,012,831	36,966,679	14,934,870	11,189,815	—	215,104,195
Other revenue	2,769,236	—	—	—	—	2,769,236

	154,782,067	36,966,679	14,934,870	11,189,815	—	217,873,431

Expenses
Employee compensation	57,653,048	10,900,925	4,211,222	1,823,964	(176,600)	74,412,559	u)
Reading fees	20,560,092	3,721,200	1,730,451	855,912	—	26,867,655
Rent and utilities	16,435,169	1,765,871	1,258,301	348,574	—	19,807,915
Third party services and professional fees	11,300,654	1,176,005	1,847,012	1,048,385	—	15,372,056
Administrative	8,767,662	1,692,355	1,162,239	357,480	165,144	12,144,880	d)
Medical supplies and other	5,716,480	3,428,715	893,274	163,902	(450,000)	9,752,371	m), t)

Operating Expenses	120,433,105	22,685,071	11,102,499	4,598,217	(461,456)	158,357,436
Depreciation and amortization	9,852,034	2,061,175	2,090,857	746,796	(1,518,834)	13,232,028	l), r), s)
Stock-based compensation	5,702,395	—	—	—	—	5,702,395
Interest expense	5,979,035	10,136,129	516,256	60,556	12,772,709	29,464,685	b), c)
Impairment of property and equipment	642,681	—	—	—	—	642,681
Settlement costs (recoveries)	43,029	—	—	—	—	43,029
Acquisition related costs	2,425,577	—	683,184	—	1,015,826	4,124,587	a)
Public offering costs	813,545	—	—	—	—	813,545
Other Income	—	(176,462)	(68,234)	(125,000)	176,600	(193,096)	u)
Financial instruments revaluation and other (gains) losses	2,843,262	950,936	—	4,504,595	(3,605,439)	4,693,354	e), g), h), i), j), k)

	148,734,663	35,656,849	14,324,562	9,785,164	8,379,406	216,880,644

Income (loss) before income taxes	6,047,404	1,309,830	610,308	1,404,651	(8,379,406)	992,787
Income tax provision (recovery)	(1,526,534)	605,278	—	—	—	(921,256)	f), p), q)

Net income (loss) and comprehensive income (loss) for the period	7,573,938	704,552	610,308	1,404,651	(8,379,406)	1,914,043
Non-controlling interests	2,574,137	—	—	—	—	2,574,137

Net income (loss) attributable to common shareholders	4,999,801	704,552	610,308	1,404,651	(8,379,406)	(660,094)

Weighted average shares outstanding
Basic	58,198,966				6,250,000	64,448,966	n)
Fully diluted	59,306,094				6,250,000	65,556,094	n)
Net income (loss) per share
Basic	0.09					(0.01)
Diluted	0.08					(0.01)

Akumin Inc.

Notes to the Pro Forma Consolidated Financial Statements

For the year ended December 31, 2018 and for the three-month period ended March 31, 2019

(unaudited) (in US Dollars)

1. Basis of Presentation

These unaudited pro forma condensed consolidated financial statements (the “Pro Forma Financials”) of Akumin Inc. (the “Company”) have been prepared by management for illustrative purposes only, to show the effect of the acquisitions of ADG Acquisition Holdings, Inc., TIC Acquisition Holdings, LLC and SFL Radiology Holdings, LLC (the “ADG Acquisitions”), as described in Note 2. The Pro Forma Financials have been prepared as if the transaction had occurred on January 1, 2018 for purposes of the unaudited pro forma condensed consolidated statements of net income (loss) and comprehensive income (loss) for the year ended December 31, 2018 and for the three-month period ended March 31, 2019. These Pro Forma Financials do not include a pro forma balance sheet as the most recent interim financial statements of the Company for the three and six-month periods ended June 30, 2019 include the ADG Acquisitions.

The Pro Forma Financials have been prepared based on the following statements and information:

a)	Unaudited condensed consolidated financial statements of the Company for the three-month period ended March 31, 2019;

b)	Audited consolidated financial statements of the Company for the year ended December 31, 2018;

c)	Audited consolidated financial statements of ADG Acquisition Holdings, Inc. for the year ended December 31, 2018;

d)	Audited consolidated financial statements of TIC Acquisition Holdings, LLC for the year ended December 31, 2018;

e)	Audited consolidated financial statements of SFL Radiology Holdings, LLC and Elite Radiology of Georgia, LLC for the year ended December 31, 2018;

f)	Unaudited consolidated financial statements of ADG Acquisition Holdings, Inc. for the three-month period ended March 31, 2019;

g)	Unaudited consolidated financial statements of TIC Acquisition Holdings, LLC for the three-month period ended March 31, 2019; and

h)	Unaudited consolidated financial statements of SFL Radiology Holdings, LLC and Elite Radiology of Georgia, LLC for the three-month period ended March 31, 2019.

Certain reclassifications have been made to the historical presentation of ADG Acquisitions to conform to the presentation used in the Pro Forma Financials.

The Pro Forma Financials do not reflect future events that may occur after the transaction, including, but not limited to, new revenue generating opportunities, synergies resulting in cost savings, or cost of integration. The Pro Forma Financials are not intended to fully reflect the results of the operations or the financial position that would have resulted had the ADG Acquisitions been effected on the dates indicated, or the results that may be obtained in the future. It is recommended that the Pro Forma Financials be read along with the historical consolidated financial statements of the Company and ADG Acquisitions.

The Pro Forma Financials are presented in US dollars unless otherwise stated.

2. Description of the Transaction

On April 15, 2019, the Company announced that it had, through a subsidiary, entered into purchase agreements to acquire 27 imaging centers (Florida-21 and Georgia-6) operated under Advanced Diagnostic Group (“ADG”), The Imaging Centers of West Palm and Elite Radiology of Georgia. All of these centers were managed by ADG’s management team. On May 31, 2019, the Company announced the closing of these acquisitions. Pursuant to the purchase agreements, the Company acquired all of the issued and outstanding equity interests of the ADG Acquisitions.

Akumin Inc.

Notes to the Pro Forma Consolidated Financial Statements

For the year ended December 31, 2018 and for the three-month period ended March 31, 2019

(unaudited) (in US Dollars)

The total purchase price for the ADG Acquisitions at closing (including preliminary working capital adjustments and payment for cash acquired) was approximately $216.0 million, of which, $23.4 million was satisfied by the issuance of 6.25 million common shares of the Company at a price of $3.75 per share based on the share price at the close of May 31, 2019. The balance of this purchase price was mostly financed through the new loans issued by the Company in connection with the ADG Acquisitions. A portion of the purchase price payable in respect of the acquisition of SFL Radiology Holdings, LLC is subject to an earn-out based on annualized revenues earned in the first two quarters of 2020 less certain costs.

The transaction has been accounted for as a business combination in the Pro Forma Financials in accordance with IFRS 3, Business Combinations. The purchase price consideration paid on May 31, 2019 has been allocated on a preliminary basis to the fair value of net assets acquired effective May 31, 2019, and is reflected in Akumin’s statement of financial position as at June 30, 2019 based on management’s best estimates and considers all available information up to the date of the unaudited condensed consolidated financial statements. The preliminary purchase price allocation will be finalized once management has gathered and reviewed all relevant information. The final allocation of the purchase price consideration between net tangible assets, identifiable intangible assets, and goodwill may differ from the preliminary estimates and these changes may be material. Estimated transaction costs (excluding the capitalized debt issuance costs) have been expensed as incurred for purposes of these Pro Forma Financials.

Preliminary Purchase Price Allocation (“PPA”)

Cash	$3,524,331
Accounts receivable	19,418,814
Prepaid and other	269,012
Property and equipment	11,508,940
Real estate and equipment (right-of-use)	16,626,110
Accounts payable and accrued liabilities	(5,927,161)
Lease liabilities	(16,626,110)
Earn-out liability	(19,968,307)

Net Assets Acquired	$8,825,629
Preliminary goodwill and intangible assets on acquisition	$207,203,147

Purchase Consideration	$216,028,776

Akumin Inc.

Notes to the Pro Forma Consolidated Financial Statements

For the year ended December 31, 2018 and for the three-month period ended March 31, 2019

(unaudited) (in US Dollars)

3. Significant Accounting Policies

The accounting policies applied in these Pro Forma Financials are in accordance with IFRS as described in the Company’s December 31, 2018 audited consolidated financial statements, except for the changes to the accounting policies as described in note 3 of the Company’s condensed interim consolidated financial statements for the six-month period ended June 30, 2019. The financial statements of ADG Acquisitions are prepared under US GAAP. The Company has reviewed these financial statements with respect to any adjustments for presentation under IFRS. The Company has adjusted the financial statements of ADG Acquisitions for the three-month period ended March 31, 2019 for IFRS 16, Leases.

4. Pro Forma Adjustments and Assumptions

a)

To record the estimated cumulative transaction costs (in the income statement) incurred by the Company associated with the ADG Acquisitions of $1,699,010 for the year ended December 31, 2018, and a recovery of $377,565 for the three-month period ended March 31, 2019.

b)

The debt of the ADG Acquisitions was not assumed by the Company and thus related interest expense of $10,712,941 and $2,455,872 have been removed, for the year ended December 31, 2018 and the three-month period ended March 31, 2019, respectively.

c)

To record incremental interest expense attributable to new incremental debt in connection with the ADG Acquisitions (face value $320,400,000). Accordingly, an additional $23,485,650 and $5,476,759 in interest expense has been reflected for the year ended December 31, 2018 and the three-month period ended March 31, 2019.

d)

To record incremental commitment fees on undrawn new revolving line of credit in connection with the ADG Acquisitions for the year ended December 31, 2018 and the three-month period ended March 31, 2019 of $165,144 and $37,470, respectively.

e)

The factoring of accounts receivable as described in note 4 of the consolidated financial statements of SFL Radiology Holdings, LLC and Elite Radiology of Georgia, LLC will not continue under the Company’s ownership, and therefore, an adjustment has been made to remove the loss on sale of accounts receivable.

f)

To record the estimated income tax impact of the pro forma adjustments using the Company’s estimated effective tax rate of 24.3%, which is a blend of U.S. federal and state statutory tax rates. Only net tax expense is noted in pro forma financial statements (if any).

g)	To record a loss on debt revaluation of $1,843,262 upon settlement of the Company’s Syndicated Loan pro forma the ADG Acquisitions (amortized cost increased to face value).

h)

To record a loss on debt revaluation of $6,830 upon settlement of the principal balance outstanding of the Company’s subordinated notes payable pro forma the ADG Acquisitions (amortized cost increased to face value).

i)	To eliminate puttable warrant expense of $270,000 for the year ended December 31, 2018, as these instruments were settled upon ADG Acquisitions.

j)	To eliminate change in fair value of contingent consideration expense of $574,659 for the year ended December 31, 2018, as these instruments were settled upon ADG Acquisitions.

k)

To eliminate employee stock ownership plan (ESOP) transaction fees and costs of $106,277 and $29,352 for the year ended December 31, 2018 and the three-month period ended March 31, 2019, respectively, as the ESOP ownership structure was terminated upon ADG Acquisitions.

l)

To eliminate amortization expense of $480,000 and $120,000 for the year ended December 31, 2018 and for the three-month period ended March 31, 2019, respectively, for the lease right intangible asset as the Company has not recognized this asset upon the ADG Acquisitions. During 2015, ADG acquired the lease rights

Akumin Inc.

Notes to the Pro Forma Consolidated Financial Statements

For the year ended December 31, 2018 and for the three-month period ended March 31, 2019

(unaudited) (in US Dollars)

to open a new imaging center in Palm Beach, Florida in exchange for seller short term financing of $7,200,000. Under the related asset purchase agreement, no other assets were acquired or liabilities were assumed, and ADG had recorded the entire purchase price as an intangible asset. ADG leased this location in 2015.

m)

To eliminate the management fee expense of $150,000 and $37,500 for the year ended December 31, 2018 and the three-month period ended March 31, 2019, respectively, paid to a related party of ADG. These management fees will not continue under the Company’s ownership.

n)

To reflect the portion of purchase consideration for the ADG Acquisitions paid in shares of the Company. The Company issued 6.25 million common shares of the Company to the sellers of the ADG Acquisitions, valued at $3.75 per share as of close of May 31, 2019, the date of the ADG Acquisitions, for total share consideration of $23,437,500.

o)

The Company adopted IFRS 16, Leases, effective January 1, 2019. An adjustment is reflected in the financial statements of the ADG Acquisitions for the three-month period ended March 31, 2019 to reflect the estimated reduction in facility rent expense of $487,424 and equipment operating lease expense of $17,117, and increase in depreciation expense of $423,557 and interest expense of $321,505 related to assumed right of use assets and lease liabilities of $16,626,110.

p)

The consolidated financial statements of SFL Radiology Holdings, LLC and Elite Radiology of Georgia, LLC are prepared as those of a partnership. Hence, its pre-tax income is taxed at the Company’s estimated effective tax rate of 24.3%, which is a blend of U.S. federal and state statutory tax rates.

q)

The consolidated financial statements of TIC Acquisition Holdings, LLC are prepared as those of a partnership. Hence, its pre-tax income is taxed at the Company’s estimated effective tax rate of 24.3%, which is a blend of U.S. federal and state statutory tax rates.

r)

To eliminate amortization of debt issuance costs of $3,769 for the year ended December 31, 2018 in the consolidated financial statements of SFL Radiology Holdings, LLC and Elite Radiology of Georgia, LLC.

s)

To eliminate amortization of intangible assets of $1,035,065 and $258,766 for the year ended December 31, 2018 and the three-month period ended March 31, 2019, respectively, in the consolidated financial statements of TIC Acquisition Holdings, LLC. The Company expects to incur amortization expense with respect to intangibles associated with the ADG Acquisitions once the PPA is finalized.

t)

To eliminate the management fee expense of $300,000 and $75,000 for the year ended December 31, 2018 and the three-month period ended March 31, 2019, respectively, paid to a related party of TIC Acquisition Holdings, LLC. These management fees will not continue under the Company’s ownership.

u)

To eliminate ADG’s mark-up of $176,600 and $17,417 for the year ended December 31, 2018 and the three-month period ended March 31, 2019, respectively, on related party services provided to SFL Radiology Holdings, LLC and Elite Radiology of Georgia, LLC.